                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

================================================================================

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 28)(1)

                              Katy Industries, Inc.
                              ---------------------
                                (Name of Issuer)

                   Common Stock, One Dollar ($1.00) par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    486026107
                                    ---------
                                 (CUSIP Number)

                               Jonathan P. Johnson
                                    President
                                    CRL, Inc.
                      7505 Village Square Drive, Suite 200
                              Castle Rock, CO 80104
                              ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                               Page 1 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Wallace E. Carroll, Jr.
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                      / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                       196,852
8             SHARED VOTING POWER                                                   2,931,641
9             SOLE DISPOSITIVE POWER                                                  196,852
10            SHARED DISPOSITIVE POWER                                              2,931,641

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          3,128,493
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         37.3%
14            TYPE OF REPORTING PERSON*                                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Amelia M. Carroll
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States


              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                        20,842
8             SHARED VOTING POWER                                                   3,133,651
9             SOLE DISPOSITIVE POWER                                                   20,842
10            SHARED DISPOSITIVE POWER                                              3,133,651

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          3,154,493
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         37.6%
14            TYPE OF REPORTING PERSON*                                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Wallace E. Carroll Trust U/A Dated 7/1/57
              F/B/O Wallace E. Carroll, Jr. and his descendants
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                         2,151
8             SHARED VOTING POWER                                                   2,073,436
9             SOLE DISPOSITIVE POWER                                                    2,151
10            SHARED DISPOSITIVE POWER                                              2,073,436

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          2,075,587
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         24.7%
14            TYPE OF REPORTING PERSON*                                                    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 82 Pages


1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
              F/B/O Wallace E. Carroll, Jr. and his descendants
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not Applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                       603,000
8             SHARED VOTING POWER                                                   2,073,436
9             SOLE DISPOSITIVE POWER                                                  603,000
10            SHARED DISPOSITIVE POWER                                              2,073,436

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          2,676,436
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                              / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        31.9%
14            TYPE OF REPORTING PERSON*                                                    OO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                               Page 5 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Wallace E. Carroll Trust U/A Dated 1/20/61
              F/B/O Wallace E. Carroll, Jr. and his descendants
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                        11,881
8             SHARED VOTING POWER                                                         -0-
9             SOLE DISPOSITIVE POWER                                                   11,881
10            SHARED DISPOSITIVE POWER                                                    -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             11,881
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  Less than 1%
14            TYPE OF REPORTING PERSON*                                                    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Lelia H. Carroll Trust U/A Dated 7/12/62
              F/B/O Wallace E. Carroll, Jr. and his descendants
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)/ /
                                                                                       (b)/X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                       180,661
8             SHARED VOTING POWER                                                         -0-
9             SOLE DISPOSITIVE POWER                                                  180,661
10            SHARED DISPOSITIVE POWER                                                    -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            180,661
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                          2.2%
14            TYPE OF REPORTING PERSON*                                                    00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              CRL, Inc.
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                     2,073,436
8             SHARED VOTING POWER                                                         -0-
9             SOLE DISPOSITIVE POWER                                                2,073,436
10            SHARED DISPOSITIVE POWER                                                    -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          2,073,436
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         24.7%
14            TYPE OF REPORTING PERSON*                                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Wallace Foundation
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              Not applicable
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Colorado

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                        32,910
8             SHARED VOTING POWER                                                         -0-
9             SOLE DISPOSITIVE POWER                                                   32,910
10            SHARED DISPOSITIVE POWER                                                    -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             32,910
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  Less than 1%
14            TYPE OF REPORTING PERSON*                                                     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 82 Pages

1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
              F/B/O the descendants of Wallace E. Carroll, Jr.
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) / /
                                                                                      (b) /X/
3             SEC USE ONLY
4             SOURCE OF FUNDS*
              NOT APPLICABLE
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                                           / /
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7             SOLE VOTING POWER                                                         6,760
8             SHARED VOTING POWER                                                         -0-
9             SOLE DISPOSITIVE POWER                                                    6,760
10            SHARED DISPOSITIVE POWER                                                    -0-

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              6,760
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                             / /
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  Less than 1%
14            TYPE OF REPORTING PERSON*                                                    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 82 Pages

                                AMENDMENT NO. 28
                                 TO SCHEDULE 13D

               This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

               This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll; The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "58 Trust"); The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants (the "61 Trust"); The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants (the "62 Trust"); CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of May 15, 2002 filed as Exhibit F to this amended statement.

Item 5.        Interest in Securities of the Issuer.

        Item 5 is hereby amended as follows:

               The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement.

               On April 30, 2002, CRL entered into, effective as of August 31, 2001, a Second Amended and Restated Credit Agreement which amended and restated the Amended and Restated Revolving Credit Agreement dated as of December 31, 1993, as amended, which was previously filed as Exhibit CC to Amendment No. 14 to this statement, and a Sixth Amendment to Pledge Agreement which amended the Pledge Agreement dated as of December 31, 1993, as amended, which was previously filed as Exhibit A to Amendment No. 24 to this statement (collectively as amended, the "Agreements"), each with The Northern Trust Company ("Northern Trust"), pursuant to which CRL had previously pledged to Northern Trust all of the 2,073,436 Shares ("CRL Pledged Shares") it owns to secure the prompt and complete payment and performance when due of all of CRL's obligations under the Agreements. In connection therewith, Mr. Carroll entered into a Second Amendment to Guarantor Pledge Agreement, effective as of August 31, 2002, amending the Pledge Agreement dated as of February 28, 2001, as amended (as amended, the "Guaranty Pledge Agreement"), in favor of Northern Trust, which was previously filed as Exhibit F to Amendment No. 24 to this statement, pursuant to which Mr. Carroll had previously pledged to Northern Trust 177,239 Shares ("Mr. Carroll Pledged Shares") he owns to secure the full and prompt payment and performance of all of CRL's obligations under the Agreements and Mr. Carroll's obligations under the Guaranty Pledge Agreement and his Guaranty dated as of February 28, 2001 in favor of Northern Trust, which was previously filed as Exhibit G to Amendment No. 24 to this statement. In addition and in connection therewith, the 58 Trust entered into a First Amendment to Trust Pledge Agreement, effective as of August 31, 2002, amending the Pledge Agreement dated as of February 28, 2001 (as amended, the "Trust Pledge Agreement", and collectively with the Agreements and the Guaranty Pledge Agreement, the "Loan Agreements") in favor of Northern Trust, which was previously filed as Exhibit A to Amendment No. 27 to this statement, and pursuant to which the 58 Trust pledged to Northern Trust 603,000 Shares (collectively with the CRL Pledged Shares and the Mr. Carroll Pledged Shares, the "Pledged Shares") the 58 Trust owns to secure the full and prompt payment and performance of all of CRL's obligations under the Agreements and the 58 Trust's obligations under the Trust Pledge Agreement.

                               Page 11 of 82 Pages

               In connection therewith, Northern Trust, CRL, Mr. Carroll and the 58 Trust entered into a letter agreement dated as of August 31, 2001 (the "Letter Agreement") pursuant to which Northern Trust approved and authorized the voting of the Pledged Shares by CRL, Mr. Carroll and the 58 Trust in accordance with the terms and conditions of the Stock Voting Agreement dated as of June 2, 2001 by and among KKTY Holding Company, L.L.C., CRL, Mr. Carroll, the 58 Trust and certain other stockholders of the Issuer (the "Stock Voting Agreement"), which was previously filed as Exhibit 99.1 to Amendment No. 25 to this statement. A failure by CRL, Mr. Carroll or the 58 Trust to comply with the terms of the Stock Voting Agreement shall constitute an immediate event of default for purposes of the Loan Agreements.

               The description of the Loan Agreements are qualified in their entirety by the provisions of such agreements attached to this amended statement as exhibits or previously filed as exhibits to prior amendments to this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended as follows:

               The description of the Loan Agreements set forth in Item 5 above is incorporated herein by reference in its entirety.

Item 7.        Material to be filed as Exhibits.

        Item 7 is hereby amended as follows:

               In accordance with subparagraph 3 of Item 7, the following exhibits are attached hereto:

EXHIBIT A - Second Amended and Restated Credit Agreement dated as of August 31, 2001 by and between CRL and Northern Trust.

EXHIBIT B - Sixth Amendment to Pledge Agreement dated as of August 31, 2001 by and between CRL and Northern Trust.

EXHIBIT C - Second Amendment to Guarantor Pledge Agreement dated as of August 31, 2001 by and between Mr. Carroll and Northern Trust.

EXHIBIT D - First Amendment to Trust Pledge Agreement dated as of August 31, 2001 by and between the 58 Trust and Northern Trust.

EXHIBIT E - Letter Agreement dated as of August 31, 2001 by and among Northern Trust, CRL, Mr. Carroll and the 58 Trust.

EXHIBIT F - Schedule 13D Joint Filing Agreement dated as of May 15, 2002 by and among the Reporting Persons.

                                    * * * * *

                               Page 12 of 82 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: May 15, 2002

                                         WALLACE E. CARROLL TRUST
                                         U/A Dated July 1, 1957 F/B/O
                                         Wallace E. Carroll, Jr. and his
                                         descendants

                                                           *
                                         ---------------------------------------
                                         Wallace E. Carroll, Jr., Trustee

                                                           *
                                         ---------------------------------------
                                         Amelia M. Carroll, Trustee

                                                           *
                                         ---------------------------------------
                                         Philip E. Johnson, Trustee


                                         WALLACE E. AND LELIA H. CARROLL TRUST
                                         U/A Dated May 1, 1958 F/B/O
                                         Wallace E. Carroll, Jr. and his
                                         descendants

                                                           *
                                         ---------------------------------------
                                         Wallace E. Carroll, Jr., Trustee

                                                           *
                                         ---------------------------------------
                                         Amelia M. Carroll, Trustee

                                                           *
                                         ---------------------------------------
                                         Philip E. Johnson, Trustee


                                         WALLACE E. CARROLL TRUST
                                         U/A Dated January 20, 1961 F/B/O
                                         Wallace E. Carroll, Jr. and his
                                         descendants

                                                           *
                                         ---------------------------------------
                                         Wallace E. Carroll, Jr., Trustee

                                                           *
                                         ---------------------------------------
                                         Amelia M. Carroll, Trustee

                                                           *
                                         ---------------------------------------
                                         Philip E. Johnson, Trustee

                               Page 13 of 82 Pages

                                         LELIA H. CARROLL TRUST
                                         U/A Dated July 12, 1962 F/B/O
                                         Wallace E. Carroll, Jr. and his
                                         descendants

                                                           *
                                         ---------------------------------------
                                         Wallace E. Carroll, Jr., Trustee

                                                           *
                                         ---------------------------------------
                                         Amelia M. Carroll, Trustee

                                                           *
                                         ---------------------------------------
                                         Philip E. Johnson, Trustee


                                         THE WALLACE FOUNDATION

                                                           *
                                         ---------------------------------------
                                         Wallace E. Carroll, Jr., Trustee

                                                           *
                                         ---------------------------------------
                                         Amelia M. Carroll, Trustee


                                         SUBTRUSTS UNDER THE WALLACE E.
                                         CARROLL TRUST
                                         U/A Dated December 20, 1979 F/B/O the
                                         descendants of Wallace E. Carroll, Jr.

                                                           *
                                         ---------------------------------------
                                         Wallace E. Carroll, Jr., Trustee

                                                           *
                                         ---------------------------------------
                                         Amelia M. Carroll, Trustee

                                                           *
                                         ---------------------------------------
                                         Philip E. Johnson, Trustee

                                                           *
                                         ---------------------------------------
                                         WALLACE E. CARROLL, JR.

                                                           *
                                         ---------------------------------------
                                         AMELIA M. CARROLL


                                         CRL, INC.

                                            /s/   Jonathan P. Johnson
                                         ---------------------------------------
                                         Jonathan P. Johnson, President

                                         *By:     /s/ Jonathan P. Johnson
                                                  ------------------------------
                                                  Jonathan P. Johnson
                                                  Attorney-in-fact

                               Page 14 of 82 Pages

                                                                       EXHIBIT A

                           SECOND AMENDED AND RESTATED
                                CREDIT AGREEMENT

                                   dated as of

                                 August 31, 2001

                                     between

                                   CRL, INC.,

                                  as Borrower,

                                       and

                           THE NORTHERN TRUST COMPANY,

                                    as Lender

                               Page 15 of 82 Pages

ARTICLE I.        GENERAL  2

         1.1.     Definitions........................................................2

         1.2.     Other Definitional Provisions.....................................10

         1.3.     Restructuring.....................................................10

ARTICLE II.       LOANS    10

         2.1.     Loans.............................................................10

         2.2.     Manner of Borrowing...............................................11

         2.3.     Notes.............................................................11

         2.4.     Principal Payments................................................12

         2.5.     Interest..........................................................13

         2.6.     Mandatory Reduction of Revolving Commitment.......................17

         2.7.     Optional Termination or Reduction.................................17

         2.8.     Manner and Application of Payments................................17

         2.9.     Facility Fee......................................................17

         2.10.    Reserved..........................................................18

         2.11.    Increased Costs; Legal Restrictions...............................18

ARTICLE III.      LETTERS OF CREDIT 19

         3.1.     Letters of Credit.................................................19

         3.2.     Manner of Issuance................................................20

         3.3.     Term..............................................................20

         3.4.     Letter of Credit Fee..............................................21

         3.5.     Reimbursement Obligation..........................................21

         3.6.     Role of Lender....................................................22

         3.7.     Cash Collateral Pledge; Reimbursement of L/C Borrowings...........23

         3.8.     Uniform Customs and Practice......................................23

ARTICLE IV.       REPRESENTATIONS AND WARRANTIES     23

         4.1.     Due Organization..................................................24

         4.2.     Authorization and Validity........................................24

         4.3.     Binding Agreement.................................................24

                               Page 16 of 82 Pages

         4.4.     No Conflicts or Consents..........................................24

         4.5.     Litigation........................................................24

         4.6.     Governmental Consents.............................................25

         4.7.     Regulation U......................................................25

         4.8.     Taxes.............................................................25

         4.9.     Burdensome Agreements, etc........................................25

         4.10.    Title and Liens...................................................25

         4.11.    Existing Defaults.................................................25

         4.12.    Investment Company Act............................................26

         4.13.    Public Utility Holding Company Act................................26

         4.14.    Solvency..........................................................26

         4.15.    Full Disclosure...................................................26

         4.16.    Compliance with Laws..............................................26

         4.17.    Subsidiaries......................................................26

         4.18.    ERISA.............................................................26

         4.19.    Environmental Laws................................................27

ARTICLE V.        CONDITIONS PRECEDENT      28

         5.1.     Conditions of Initial Extension of Credit.........................28

         5.2.     Conditions of Each Loan...........................................31

ARTICLE VI.       AFFIRMATIVE COVENANTS     32

         6.1.     Financial Data....................................................32

         6.2.     Payment of Charges................................................33

         6.3.     Insurance.........................................................33

         6.4.     Inspection of Books and Assets....................................33

         6.5.     Notices...........................................................33

         6.6.     Litigation........................................................33

         6.7.     Preservation of Corporate Existence...............................34

         6.8.     Maintenance of Properties.........................................34

         6.9.     Compliance with Law...............................................34

                               Page 17 of 82 Pages

         6.10.    Use of Proceeds...................................................34

         6.11.    Value of Pledged Collateral.......................................34

         6.12.    Compliance with ERISA.............................................35

ARTICLE VII.      NEGATIVE COVENANTS        35

         7.1.     Consolidation, Merger, Sale of Assets, etc........................35

         7.2.     ERISA.............................................................35

         7.3.     Regulation U......................................................35

         7.4.     Liens on Borrower's Property......................................35

         7.5.     Indebtedness......................................................35

         7.6.     Sale of Stock of Subsidiaries.....................................36

ARTICLE VIII.     EVENTS OF DEFAULT    36

         8.1.     Events of Default.................................................36

         8.2.     Remedies..........................................................38

ARTICLE IX.       MISCELLANEOUS     39

         9.1.     Distribution of Information.......................................39

         9.2.     Waivers or Modifications..........................................40

         9.3.     Indemnification...................................................40

         9.4.     Independent Investigation.........................................41

         9.5.     Failure or Delay..................................................41

         9.6.     Severability......................................................41

         9.7.     Successors and Assigns............................................41

         9.8.     Notices...........................................................41

         9.9.     Publicity.........................................................43

         9.10.    Costs, Expenses and Fees..........................................43

         9.11.    Reserved..........................................................43

         9.12.    Counterparts......................................................43

         9.13.    Governing Law.....................................................43

         9.14.    Service of Process................................................43

         9.15.    Recapture.........................................................44

                               Page 18 of 82 Pages

         9.16.    Complete Agreement................................................44

         9.17.    Captions..........................................................44

         9.18.    WAIVER OF JURY TRIAL..............................................44

         9.19.    Waiver............................................................44

EXHIBITS
         Exhibit A -Form of Revolving Note
         Exhibit B - Form of Term Note
         Exhibit C - Form of Application
         Exhibit D - Form of Reaffirmation of Guaranty and Pledge
         Exhibit E - Form of Aircraft Security Agreement
         Exhibit F - Form of Leasehold Deed of Trust
         Exhibit G - Form of Collateral Report Certificate

SCHEDULES
         Schedule 4.17 - Subsidiaries/Affiliates
         Schedule 7.4 - Liens
         Schedule 7.5 - Indebtedness

                               Page 19 of 82 Pages

                  SECOND AMENDED AND RESTATED CREDIT AGREEMENT

     This Second Amended and Restated Credit Agreement (this "AGREEMENT") is entered into as of August 31, 2001, between CRL, Inc., a Delaware corporation ("BORROWER"), and The Northern Trust Company, an Illinois banking corporation ("LENDER").

                                    RECITALS

     WHEREAS, Borrower and Lender entered into an Amended and Restated Revolving Credit Agreement dated as of December 9, 1993, as amended by a First Amendment thereto dated as of December 31, 1994, a Second Amendment thereto dated as of December 31, 1995, a Third Amendment thereto dated as of October 31, 1996, a Fourth Amendment thereto dated as of December 31, 1997, a Fifth Amendment thereto dated as of December 31, 1998, a Sixth Amendment thereto dated as of August 25, 1999, a Seventh Amendment thereto dated as of February 29, 2000 and an Eighth Amendment thereto dated as of February 28, 2001 (said Amended and Restated Revolving Credit Agreement, as amended, the "PRIOR CREDIT AGREEMENT");

     WHEREAS, pursuant to the Prior Credit Agreement, Lender has made certain revolving loans (collectively, the "PRIOR Loans") to Borrower which Prior Loans are evidenced by that certain promissory note of Borrower dated as of February 28, 2001 in the original principal amount of $11,000,000 (the "PRIOR NOTE");

     WHEREAS, pursuant to the Prior Credit Agreement, Lender has issued certain letters of credit (the "PRIOR LETTERS OF CREDIT") for the account of Borrower;

     WHEREAS, all obligations of Borrower under the Prior Credit Agreement have been secured by the Pledge Agreement, Trust Pledge Agreement and Guarantor Pledge Agreement (as such terms are defined hereinafter);

     WHEREAS, all obligations of Borrower under the Prior Credit Agreement have been unconditionally guaranteed pursuant to the Guaranty (as defined hereinafter); and

     WHEREAS, Borrower and Lender desire that, on the terms and conditions herein, (i) the Prior Credit Agreement be amended and restated into this Agreement, (ii) the Prior Loans be converted into the Term Loan (as defined hereinafter) under this Agreement, (iii) the Prior Letters of Credit continue and be deemed Term Letters of Credit under this Agreement, (iv) Lender make available its Revolving Commitment (as defined hereinafter) to Borrower pursuant to which Borrower may request Revolving Loans and Revolving Letters of Credit (as such terms are defined hereinafter) and (v) the Pledge Agreement, Trust Pledge Agreement, Guarantor Pledge Agreement and the Guaranty continue in full force and effect and, together with the other Security Documents, secure and guaranty, as the case may be, the Revolving Loans, the Term Loan, the Letters of Credit and all other Obligations of Borrower (as such terms are defined hereinafter);

     NOW, THEREFORE, in consideration of the premises, the following mutual agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Prior Credit Agreement be amended and restated to read in its entirety, as follows:

                               ARTICLE I. GENERAL

     1.1. DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:

     "AFFILIATE" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person or who is a director or officer of such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such controlled Person, whether through the ownership of voting securities, other ownership interests, by

                               Page 20 of 82 Pages
contract or otherwise. Without limiting the foregoing, for purposes of this definition, beneficial ownership of 10% or more of the voting equity of a Person shall be deemed to constitute control of such Person.

     "AGGREGATE COLLATERAL MARGIN VALUE" shall mean, at the time of determination, an amount equal to the sum of: (a) 50% times the Current Market Value of the Katy common stock pledged to Lender pursuant to the Pledge Agreement, the Guarantor Pledge Agreement and the Trust Pledge Agreement, plus
(b) 70% times the Current Market Value of the Margin Stock in the Securities Account (as defined in the Trust Pledge Agreement) pledged to Lender pursuant to the Trust Pledge Agreement, plus (c) 70% times the Appraised Value of the Premises (as defined below) pledged to Lender pursuant to the Deed of Trust, plus (d) 70% times the Appraised Value of the Aircraft (as defined in the Aircraft Security Agreement) pledged to Lender pursuant to the Aircraft Security Agreement.

     "AGREEMENT" shall have the meaning given to it in the PREAMBLE hereof.

     "AIRCRAFT" shall mean the "Collateral" as described in the Aircraft Security Agreement.

     "AIRCRAFT SECURITY AGREEMENT" shall mean that certain Aircraft Security Agreement dated as of August 31, 2001 executed and delivered by Timberline Aviation to and in favor of Lender, as the same may be amended, modified or supplemented from time to time.

     "APPLICATION" shall have the meaning set forth in SECTION 3.2.

     "APPRAISED VALUE" shall mean a good faith estimate by Lender of the fair market value of any property pledged to Lender, or, if Borrower elects, and at Borrower's sole expense, the fair market value of any property pledged to Lender as reflected in a written report of an independent licensed appraiser, reasonably acceptable to Lender, as of a recent date. As of the Closing Date, the Premises are deemed to have an Appraised Value of $1,879,000 and the Aircraft is deemed to have an Appraised Value of $800,000, as the same may be increased or reduced over the term of this Agreement pursuant to the terms of the immediately preceding sentence.

     "AUTHORIZED EMPLOYEE" shall mean each employee of Borrower designated from time to time by Borrower in a written notice to Lender as an employee authorized by Borrower to give any notice of borrowing hereunder, which designation shall continue in full force and effect until terminated by Borrower in a subsequent written notice to Lender.

     "BANKRUPTCY CODE" shall have the meaning given to it in SECTION 8.1(g) hereof.

     "BORROWER" shall have the meaning given to it in the PREAMBLE hereof.

     "BORROWING DATE" shall mean the date on which a Loan is made or a Letter of Credit is issued.

     "BUSINESS DAY" shall mean a day on which banks are open for business in Chicago (and with respect to any borrowing at LIBOR, a day which banks are open for business in both Chicago and London, England), other than a Saturday or a Sunday.

     "CAPITAL LEASE" shall mean, at the time any determination thereof is to be made, any lease of property, real or personal, in respect of which the present value of the minimum rental commitment is required to be capitalized on a balance sheet of the lessee in accordance with GAAP.

     "CAPITAL LEASE OBLIGATIONS" shall mean, as to any Person, the obligations of such Person to pay rent or other amounts under leases of, or other agreements conveying the right to use, real and/or personal property, which obligations are required to be classified and accounted for as Capital Leases on a balance sheet of such Person, prepared in accordance with GAAP (including Statement of Financial

                               Page 21 of 82 Pages

Accounting Standards No. 13 of the Financial Accounting Standards Board), together with any other rental obligations under any other lease which is in substance such a lease. The amount of any Capital Lease Obligation shall be deemed to be that portion of such Capital Lease Obligation as would be classified properly and accounted for as a liability on the balance sheet of any Person and its Subsidiaries in accordance with GAAP.

     "CASH COLLATERALIZE" shall mean to pledge and deposit with or deliver to Lender, as collateral for the L/C Obligations, cash or deposit account balances pursuant to documentation in form and substance satisfactory to Lender. Derivatives of such term shall have corresponding meaning. Borrower hereby grants Lender a security interest in all such cash and deposit account balances. Cash collateral shall be maintained in blocked, interest bearing deposit accounts at Lender.

     "CHANGE OF CONTROL" shall mean any transaction, event or circumstance the result of which is that Wallace E. Carroll, Jr. and the Related Parties beneficially own, in the aggregate, less than 60% of the voting power entitled to vote for the election of directors of Borrower (including securities convertible by their terms into stock having such voting power).

     "CLOSING DATE" shall mean the day all conditions precedent set forth in
SECTION 5.1 are met.

     "CODE" shall mean the Internal Revenue Code of 1986, as amended from time to time, including any rules or regulations promulgated thereunder, or any successor legislation thereto from time to time in effect.

     "COLLATERAL" shall mean, collectively, the Pledged Collateral, the Guarantor Pledged Collateral, the Trust Collateral, the Aircraft and the Premises.

     "COLLATERAL BASE" shall mean, at the time of determination, an amount equal to 85% times the Aggregate Collateral Margin Value at such time.

     "COLLATERAL REPORT CERTIFICATE" shall mean a certificate, substantially in the form of EXHIBIT G hereto, used by Borrower to report the Aggregate Collateral Margin Value to Lender in accordance with SECTION 6.1.

     "CONSOLIDATED" when used to describe a calculation or determination with respect to any Person and its Subsidiaries, shall mean the calculation or determination made in accordance with GAAP, including principles of consolidation.

     "CURRENT MARKET VALUE" shall mean "current market value" as such term is defined in Regulation U of the Board of Governors of the Federal Reserve System.

     "DEED OF TRUST" shall mean that certain Leasehold Deed of Trust (including Security Agreement, Assignment of Rents and Leases, and Fixture Filing) dated as of August 31, 2001, executed and delivered by Timberline Ground to and in favor of Lender, as the same may be amended, modified or supplemented from time to time.

     "DEFAULT" shall mean the occurrence or existence of an event which, with the lapse of time, determination by Lender, or written notice to Borrower, or any combination of the foregoing, would constitute an Event of Default.

     "DOLLAR" and "$" shall mean United States dollars or such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts in the United States.

     "ENVIRONMENTAL LAWS" shall mean all federal, state and local laws, including statutes, regulations, ordinances, codes, rules and other governmental restrictions and requirements, relating to the discharge of air pollutants, water pollutants or process waste water or otherwise relating to the environment or hazardous substances or the treatment, processing, storage, disposal, release, transport or other handling thereof, including, but not limited to, the federal Solid Waste Disposal Act, the

                               Page 22 of 82 Pages
federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act, the federal Hazardous Materials Transportation Act, the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the federal Toxic Substances Control Act, regulations of the Nuclear Regulatory Agency, and regulations of any state department of natural resources or state environmental protection agency, in each case as now or at any time hereafter in effect.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended or supplemented from time to time, including any rules or regulations issued in connection therewith, or any successor legislation thereto from time to time in effect.

     "ERISA AFFILIATE" shall mean any corporation or trade or business which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as Borrower or is under common control (within the meaning of Section 414(c) of the Code) with Borrower.

     "EVENT OF DEFAULT" shall mean an Event of Default as defined in SECTION
8.1.

     "FACILITY FEE" shall have the meaning given to it in SECTION 2.9 hereof.

     "FIRST AMENDMENT TO TRUST PLEDGE" shall have the meaning given to it in
SECTION 5.1(e) hereof.

     "GAAP" shall mean United States generally accepted accounting principles.

     "GUARANTOR" shall mean Wallace E. Carroll, Jr.

     "GUARANTOR PLEDGE AGREEMENT" shall mean that certain Pledge Agreement dated as of February 28, 2001 executed and delivered by the Guarantor to and in favor of Lender, as amended by a First Amendment thereto dated as of June 2, 2001 and as further amended by a Second Amendment thereto dated as of August 31, 2001, and as the same may be amended, modified or supplemented from time to time.

     "GUARANTOR PLEDGED COLLATERAL" shall mean the "Collateral" as described in the Guarantor Pledge Agreement.

                               Page 23 of 82 Pages

     "GUARANTY" shall mean that certain Guaranty dated as of February 28, 2001 executed and delivered by Guarantor to and in favor of Lender, as the same may be amended, modified or supplemented from time to time.

     "INDEBTEDNESS," as to any Person and as of any date, shall mean, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all reimbursement obligations and other liabilities of such Person with respect to letters of credit issued for such Person's account and surety bonds and obligations in respect thereof, (iv) all obligations of such Person to pay the deferred purchase price of property or services, (v) all obligations of such Person as lessee in respect of Capital Lease Obligations, (vi) all obligations and liabilities secured by any Lien on any property or asset owned or held by such Person regardless of whether the obligations and liabilities secured thereby shall have been assumed by that Person or are nonrecourse to the credit of the Person and (vii) all obligations of others of a nature described in any of CLAUSES (i) through (vi) above guaranteed by such Person.

     "INDEMNIFIED PARTY" shall have the meaning ascribed to such term in SECTION 9.3.

     "KATY" shall mean Katy Industries, Inc., a Delaware corporation, and any successor thereto.

     "L/C BORROWING" means an extension of credit resulting from a drawing under any Letter of Credit which has neither been reimbursed nor converted into a borrowing of Loans.

     "L/C OBLIGATIONS" means, at any time, the sum of the following obligations of Borrower (whether contingent or otherwise): (i) the Stated Amount of all Letters of Credit then outstanding, plus (ii) the amount of all unreimbursed drawings under all Letters of Credit, including all outstanding L/C Borrowings.

     "LENDER" shall have the meaning given to it in the PREAMBLE hereof.

     "LETTER AGREEMENT" shall have the meaning given to it in SECTION 5.1(g) hereof.

     "LETTERS OF CREDIT" shall mean the Revolving Letters of Credit and the Term Letters of Credit.

     "LIBOR" shall have the meaning given to it in SECTION 2.5(a)(i)(A) hereof.

     "LIEN" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any Capital Lease, any option or other agreement to sell and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

     "LOAN DOCUMENTS" shall mean this Agreement, the Notes, Letters of Credit, Applications, the Guaranty, the Security Documents and such other agreements, instruments and documents now or hereafter executed by or on behalf of Borrower, any of its Subsidiaries, the Guarantor or any Pledgor and delivered to Lender in connection with this Agreement, together with all agreements and documents referred to herein or therein or contemplated hereby or thereby.

     "LOANS" shall mean, individually and collectively, the Revolving Loans and the Term Loan

     "MARGIN STOCK" shall have the meaning ascribed to such term in Regulation U of the Board of Governors of the Federal Reserve System.

                               Page 24 of 82 Pages

     "MULTIEMPLOYER PLAN" means a multiemployer plan defined as such in Section 3(37) of ERISA to which contributions have been made by Borrower or any ERISA Affiliate as a "contributing sponsor" (within the meaning of Section 4001(a)(13) of ERISA).

     "MULTIPLE EMPLOYER PLAN" means any Single-employer Plan which has two or more contributing sponsors, at least two (2) of whom are not under common control, within the contemplation of Sections 4063 and 4064 of ERISA.

     "NOTES" shall mean, individually and collectively, the Revolving Note and the Term Note.

     "OBLIGATIONS" shall mean all obligations of Borrower to pay principal and interest on the Loans, the L/C Obligations, fees, expenses, and indemnification obligations, and all other obligations of Borrower arising under or in connection with any Loan Document.

     "PBGC" shall mean the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

     "PENSION PLAN" shall mean any Plan which is a "defined benefit plan" within the meaning of Section 3(35) of ERISA.

     "PERSON" shall mean any corporation, natural person, limited liability company, firm, joint venture, association, partnership, trust, unincorporated organization, government or any department or agency of any government, or any other entity.

     "PLAN" means any plan, program or arrangement which constitutes an "employee benefit plan" within the meaning of Section 3(3) of ERISA and which is maintained or contributed to by Borrower or its ERISA Affiliates for the benefit of their employees, including former employees.

     "PLEDGE AGREEMENT" means that certain Pledge Agreement, dated as of December 31, 1995, between Borrower and Lender, as amended by a First Amendment thereto dated as of October 31, 1996, a Second Amendment thereto dated as of December 31, 1997, a Third Amendment thereto dated as of August 25, 1999, a Fourth Amendment thereto dated as of February 28, 2001, a Fifth Amendment thereto dated as of June 2, 2001 and a Sixth Amendment thereto dated as of August 31, 2001, and as the same may be amended from time to time.

     "PLEDGED COLLATERAL" shall have the meaning given such term in the Pledge Agreement.

     "PLEDGOR" shall mean, individually and collectively, the Trust, Timberline Aviation and Timberline Ground and any other pledgor or grantor of collateral to secure the Obligations.

     "PREMISES" shall have the meaning given to it in the Deed of Trust.

     "PRIME RATE" shall mean at any time the rate of interest most recently announced by Lender at its principal office as its "Prime Rate," which is not necessarily the lowest rate made available by Lender. For purposes of this Agreement, each change in the interest rate due to a change in the Prime Rate shall take effect on the effective date of the change in the Prime Rate. Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

     "PRIOR CREDIT AGREEMENT" shall have the meaning given to it in the RECITALS hereof.

     "PRIOR LOANS" shall have the meaning given to it in the RECITALS hereof.

     "PRIOR NOTE" shall have the meaning given to it in the RECITALS hereof.

                               Page 25 of 82 Pages

     "PRIOR LETTERS OF CREDIT" shall have the meaning given to it in the RECITALS hereof.

     "QUALIFIED PLAN" shall mean any Plan that is an employee pension benefit plan as defined in Section 3(2) of ERISA and that is intended to meet the qualification requirements of the Code.

     "REAFFIRMATION OF GUARANTY AND PLEDGE" shall have the meaning given to it in SECTION 5.1(d) hereof.

     "RELATED PARTIES" shall mean any spouse or lineal descendant of Wallace E. Carroll, Jr., any trust for his benefit or for the benefit of his spouse or any lineal descendant, or any corporation, limited liability company, partnership or other entity in which any of the foregoing Persons is the direct record and beneficial owner of all of the voting and nonvoting equity interests.

     "REVOLVING COMMITMENT" shall mean the commitment of Lender to make Revolving Loans to Borrower and issue Revolving Letters of Credit for the account of Borrower up to an aggregate amount of $1,000,000 pursuant to the terms and conditions hereof, as the same may be reduced from time to time pursuant to SECTIONS 2.6 and 2.7 hereof.

     "REVOLVING LETTERS OF CREDIT" shall mean Letters of Credit issued by Lender for the Account of Borrower out of Revolving Commitment availability and pursuant to SECTION 3.1 hereof.

     "REVOLVING LOANS" shall mean the revolving loans made by Lender in accordance with SECTION 2.1(a) hereof (and shall also include any drawings under any outstanding Revolving Letter of Credit for which Borrower has failed to reimburse Lender and which such drawings have been deemed a Revolving Loan pursuant to SECTION 3.5(b)).

     "REVOLVING NOTE" shall have the meaning set forth in SECTION 2.3(a) hereof.

     "SECOND AMENDMENT TO GUARANTOR PLEDGE" shall have the meaning given to it in SECTION 5.1(f) hereof.

     "SECURITY DOCUMENTS" shall mean, individually and collectively, the Pledge Agreement, the Trust Pledge Agreement, the Guarantor Pledge Agreement, the Aircraft Security Agreement, the Deed of Trust and any other collateral document executed in connection herewith and securing the Obligations.

     "SINGLE-EMPLOYER PLAN" shall mean any employee benefit plan that is a "single-employer plan" as defined in Section 4001(a)(15) of ERISA.

     "SIXTH AMENDMENT TO PLEDGE AGREEMENT" shall have the meaning given to it in
SECTION 5.1(c) hereof.

     "STATED AMOUNT" of each Letter of Credit shall mean the maximum amount available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met.

     "SUBSIDIARY" of a Person shall mean any Person of which more than 50% of the outstanding capital stock or interest ordinarily entitled to vote in the election of directors, managers or trustees thereof is owned by or controlled directly or indirectly through one or more Subsidiaries of such Person.

     "TAXES" shall mean all federal, state and local or foreign income, payroll, withholding, excise, sales, use, real and personal property, use and occupancy, business and occupation, mercantile, real estate, capital stock and franchise or other taxes, including interest and penalties thereon, and including estimated payments with respect thereto.

     "TERM FACILITY" shall mean, collectively, the Term Loan and the Term Letters of Credit outstanding from time to time up to the Term Facility Amount.

                               Page 26 of 82 Pages

     "TERM FACILITY AMOUNT" shall have the meaning ascribed to it in SECTION 2.3(b) hereof, as the same may be reduced from time to time pursuant to SECTION
2.4 hereof.

     "TERMINATION DATE" shall mean August 31, 2002, or such earlier date on which the Revolving Commitment and the Term Facility have been terminated pursuant to the terms of this Agreement.

     "TERM LETTERS OF CREDIT" shall mean the following Letters of Credit outstanding on the Closing Date and issued under the Term Facility, each as amended and/or renewed from time to time: (a) Letter of Credit No. S273766, in the face amount of $1,400,000 issued by Lender on September 3, 1999 and amended on September 7, 1999 for the account of Borrower in favor of Bank of America, N.A. (d/b/a Nationsbank, N.A.), and (b) Letter of Credit No. S273764, in the face amount of $1,400,000, issued by Lender on September 3, 1999 and amended on September 7, 1999 for the account of Borrower in favor of Bank of America, N.A. (d/b/a Nationsbank, N.A.).

     "TERM LOAN" shall mean the term loan made by Lender in accordance with
SECTION 2.1(b) hereof (and shall also include any drawings under any outstanding Term Letters of Credit for which Borrower has failed to reimburse Lender and which such drawings have been deemed a Term Loan pursuant to SECTION 3.5(b)), as the same may be reduced from time to time pursuant to SECTION 2.4 hereof.

     "TERM NOTE" shall have the meaning set forth in SECTION 2.3(b) hereof.

     "TIMBERLINE AVIATION" shall mean Timberline Aviation LLC, a Colorado limited liability company, and any successor thereto.

     "TIMBERLINE GROUND" shall mean Timberline Ground Services, L.L.C., a Colorado limited liability company, and any successor thereto.

     "TRUST" shall mean The Wallace E. and Lelia H. Carroll Trust, under Trust Agreement dated May 1, 1958, for the benefit of Wallace E. Carroll, Jr., as amended from time to time.

     "TRUST COLLATERAL" shall mean the "Collateral" as described in the Trust Pledge Agreement.

     "TRUST PLEDGE AGREEMENT" shall mean that certain Pledge Agreement dated as of February 28, 2001 executed and delivered by the Trust to and in favor of Lender, as amended by a First Amendment thereto dated as of August 31, 2001, and as the same may be amended, modified or supplemented from time to time.

     1.2. OTHER DEFINITIONAL PROVISIONS. All terms defined in this Agreement in the singular shall have comparable meanings when used in the plural and vice-versa. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP, applied consistently with the financial statements of Borrower delivered to Lender for the period ended September 30, 2001. All references to exhibits or schedules shall refer to the exhibits or schedules annexed hereto and constituting a part of this Agreement.

     1.3. RESTRUCTURING. On the Closing Date, and at the time on such date that the restructuring contemplated by this Agreement occurs, (a) the Prior Loans shall be converted into the Term Loan under this Agreement and be evidenced by the Term Note, (b) the Guaranty shall continue in full force and effect without diminishing, affecting or modifying Guarantor's obligations thereunder and such Guaranty shall also extend to and include all obligations of Borrower under this Agreement, and (c) the security interests and liens granted by Borrower, the Guarantor and each Pledgor under the Security Documents and the documents delivered in connection therewith shall continue in full force and effect under this Agreement. None of the Prior Loans shall

                               Page 27 of 82 Pages
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be deemed to have been repaid as a result of the restructuring described in this
SECTION 1.3. None of the liens of Borrower or any Pledgor granted to Lender pursuant to the Security Documents shall be terminated as a result of the restructuring described in this SECTION 1.3.

                               ARTICLE II. LOANS

     2.1.   LOANS.

     (a) REVOLVING LOANS. Subject to the terms and conditions of this Agreement, Lender agrees to make Revolving Loans at such times as Borrower may request, which Revolving Loans may be repaid in whole or in part and reborrowed at any time up to but not including the Termination Date; PROVIDED, HOWEVER, that Lender shall not have an obligation to make any Revolving Loan to the extent that after the making of such Revolving Loan, (i) the Revolving Loans outstanding plus the Stated Amount of Revolving Letters of Credit outstanding would exceed the Revolving Commitment or (ii) all outstanding Obligations would exceed the Collateral Base.

     (b) TERM LOAN. Subject to the terms and conditions of this Agreement, Lender hereby converts the Prior Loans into the Term Loan to Borrower on the Closing Date, in the principal amount of THREE MILLION TWO HUNDRED THOUSAND AND NO/100 DOLLARS ($3,200,000). In the event that any amount is drawn under a Term Letter of Credit by the beneficiary thereof and Borrower shall have not reimbursed Lender for such amount drawn immediately, the amount so paid shall be added to the Term Loan and the Term Loan shall be increased by such amount; PROVIDED, HOWEVER, that the Term Loan, together with the Stated Amount of the Term Letters of Credit outstanding shall never exceed the Term Facility Amount in effect.

     2.2.   MANNER OF BORROWING.

     (a) REQUEST FOR BORROWING. Borrower shall give Lender notice in writing, by telecopy or facsimile of its request for a Revolving Loan hereunder prior to 12:00 noon Chicago time on the Borrowing Date. Each Revolving Loan shall be in an aggregate principal amount of $100,000 and in integral multiples of $10,000 in excess thereof or in the remaining unused amount of the Revolving Commitment.

     (b) TELEPHONIC NOTICE. In lieu of delivering the above-described notice of borrowing, an Authorized Employee of Borrower may give Lender telephonic notice by the time required for giving notice of any proposed Revolving Loan under this SECTION 2.2.

     (c) AUTHORIZED EMPLOYEES. Each Authorized Employee of Borrower shall be authorized to request a Revolving Loan and/or Revolving Letter of Credit on behalf of Borrower. Lender shall be entitled to rely conclusively on such Authorized Employee's authority to request a Revolving Loan and/or Revolving Letter of Credit on behalf of Borrower until Lender receives written notice from Borrower to the contrary. Lender shall have no duty to verify the authenticity of the signature appearing on any written request for a Revolving Loan or Revolving Letter of Credit given pursuant to this SECTION 2.2 and, with respect to an oral, telecopy or facsimile request for a Revolving Loan or Revolving Letter of Credit, Lender shall have no duty to verify the identity of any Person representing himself as one of the Authorized Employees entitled to make such a request on behalf of Borrower.

     (d) NO LIABILITY. Lender shall not incur any liability to Borrower in acting upon any telephonic, telecopy or facsimile notice referred to above which Lender believes in good faith to have been given by an Authorized Employee or for otherwise acting in accordance with this SECTION 2.2 and, upon Lender making any Revolving Loans or issuing any Revolving Letter of Credit in accordance with this Agreement pursuant to any such telephonic, telecopy or facsimile notice, Borrower shall be deemed to have effected such Revolving Loan or such Revolving Letter of Credit, as the case may be, hereunder.

                               Page 28 of 82 Pages
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     (e)    NOTICE IRREVOCABLE. Any request for a Revolving Loan (or telephonic notice in lieu thereof) pursuant to this SECTION 2.2 shall be irrevocable.

     2.3.   NOTES.

     (a) REVOLVING NOTE. The Revolving Loans shall be evidenced by a promissory note (as amended, modified, renewed, restated or substituted from time to time, the "REVOLVING NOTE"), substantially in the form of EXHIBIT A, dated the date hereof, payable to the order of Lender, and in the principal amount of the Revolving Commitment. Lender is hereby authorized to note the date and amount of each Revolving Loan and each payment of principal and interest and the unpaid balance thereof on a schedule annexed to and constituting a part of such Revolving Note, which notations shall constitute PRIMA FACIE evidence of the accuracy of the information noted: PROVIDED, HOWEVER, that the failure of Lender to make such notations or any error in making such notations shall not limit, enlarge or otherwise affect the obligation of Borrower to repay such Revolving Loans. In lieu of making any notations as provided in the preceding sentence, Lender is hereby authorized, at its option, to record such information in its books and records, which notations shall constitute PRIMA FACIE evidence of the accuracy of the information contained therein; PROVIDED, HOWEVER, that the failure of Lender to make such notations or any error in making such notations shall not limit, enlarge or otherwise affect the obligation of Borrower to repay the Revolving Loans. The outstanding principal balance of and all accrued and unpaid interest on the Revolving Note shall be payable on the Termination Date.

     (b) TERM NOTE. The Term Facility shall be evidenced by a promissory note (as amended, modified, renewed, restated or substituted from time to time, the "TERM NOTE"), substantially in the form of EXHIBIT B, dated the date hereof, payable to the order of Lender, and in the original principal amount of the SIX MILLION AND NO/100 UNITED STATES DOLLARS ($6,000,000) (the "TERM FACILITY AMOUNT"). The Term Facility Amount shall be payable, together with all accrued and unpaid interest and fees on the Term Facility Amount, in full on the Termination Date. The Term Facility Amount shall be reduced in an amount equal to any reduction of the Stated Amount under any Term Letters of Credit, provided the amount of such reduction was not added to the Term Loan as a result of not being reimbursed by Borrower from a draw under any Term Letter of Credit. Any reductions in the Term Facility Amount, whether from payment of principal on the Term Loan or reductions in the Stated Amount under any Term Letter of Credit cannot be reborrowed.

     Upon receipt of the Term Note, Lender will: (a) record the aggregate unpaid principal amount of the Prior Loans in the Term Note as the aggregate unpaid principal amount of the Term Note; (b) mark the Prior Note as replaced by the Term Note; and (c) return the Prior Note to Borrower upon its request. The replacement of the Prior Note with the Term Note shall not be construed to deem paid or forgiven the unpaid principal amount of, or unpaid accrued interest on, the Prior Note at the time of replacement.

     2.4.   PRINCIPAL PAYMENTS.

     (a) FINAL PAYMENT. The aggregate unpaid principal amount of all Loans made to Borrower shall be paid to Lender on the Termination Date. In the event that any L/C Obligations remain outstanding on the Termination Date, then Borrower immediately shall (i) Cash Collateralize such L/C Obligations to the extent that Borrower has the available cash on hand, and (ii) to the extent that any L/C Obligations have not been Cash Collateralized, take the necessary action to ensure that such L/C Obligations (together with any other outstanding Obligations) do not exceed the Collateral Base. Borrower hereby agrees that if any L/C Obligations remain outstanding on the Termination Date, this Agreement and the other Loan Documents shall remain in full force and effect with respect to all of Borrower's remaining outstanding Obligations (except that Lender shall have no further obligation whatsoever to make or continue Loans or to issue Letters of Credit) and, upon the occurrence and during the continuation of any Default or Event of Default (whether prior to or subsequent to the Termination
Date), Lender may, in addition to any of its other rights and remedies

                               Page 29 of 82 Pages
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under this Agreement and the other Loan Documents, liquidate the Cash Collateral and Collateral and apply the proceeds thereof to pay all amounts owing to Lender.

     (b) OPTIONAL PREPAYMENTS. Borrower may from time to time prepay any Loan, or portion thereof, bearing interest at the Prime Rate at any time and may prepay any Loan, or portion thereof, bearing interest at LIBOR at the end of the maturity period chosen or deemed elected by Borrower applicable to the advance or portion of the advance being prepaid, without premium or penalty; PROVIDED, that any partial prepayment shall be in an aggregate principal amount of at least $10,000. Any prepayment of a Loan, or portion thereof, bearing interest at LIBOR at a date other than the maturity date applicable to the advance or the portion of the advance being prepaid shall be subject to the provisions of
SECTION 2.5(e) herein. All prepayments of principal shall include interest accrued to the date of prepayment on the principal amount being prepaid, and, in the case of the Term Loan, shall be applied to the unpaid installments, if any, of the Term Loan in the inverse order of maturity.

     (c) MANDATORY PREPAYMENTS. In the event that (i) the aggregate principal amount of outstanding Revolving Loans PLUS the aggregate Stated Amount of all Revolving Letters of Credit exceeds the Revolving Commitment, including after giving effect to any reduction or termination in the amount of the Revolving Commitment permitted or required by SECTION 2.6 or SECTION 2.7 or occurring as a result of SECTION 8.2, then Borrower immediately shall make a payment of principal on the Revolving Loans in an amount sufficient to eliminate such excess, PROVIDED, that if such excess is not eliminated after the payment of the principal of all outstanding Revolving Loans then Borrower shall Cash Collateralize the Revolving Letters of Credit in the amount of such excess; PROVIDED, FURTHER, that upon the occurrence and during the continuation of any Default or Event of Default, Lender may liquidate such Cash Collateral and apply the proceeds thereof to pay all amounts owing to Lender; (ii) all outstanding Obligations exceed the Collateral Base, Borrower shall immediately comply with the provisions of SECTION 6.11 herein to reduce such excess; or (iii) Borrower sells any of its assets outside the ordinary course of Borrower's business (and in accordance with SECTION 7.1 herein), Borrower shall immediately apply the proceeds received from the sale of such assets, less reasonable costs of disposition, to repay the outstanding Obligations under the Term Facility (including, if necessary, Cash Collateralizing the L/C Obligations pertaining to the Term Letters of Credit), unless otherwise agreed in writing by Lender. Lender shall have the right, in its sole discretion, to apply mandatory payments received by it, in any order and against any Obligations outstanding.

     2.5.   INTEREST .

     (a) RATES. The unpaid principal amount of each Loan from time to time outstanding hereunder shall bear interest at the following rates per year:

            (i) before maturity of any Loan, whether by acceleration or otherwise, at the option of Borrower subject to the terms hereof at a rate equal to:

                    (A) "LIBOR," which shall mean that fixed rate of interest
            per year for deposits with maturity periods of 1, 3 or 6 months (which maturity period Borrower shall select subject to the terms stated herein) in United States dollars offered to Lender in or through the London interbank market at or about 11:00 A.M., London time, three Business Days before the rate is to take effect in an amount corresponding to the amount of such Loan, or portion thereof) and for the London deposit maturity requested, DIVIDED BY one minus any applicable reserve requirement (expressed as a decimal) on Eurodollar deposit of the same amount and maturity as determined by Lender in its sole discretion, PLUS 325 basis points; or

                    (B) the Prime Rate; and

                               Page 30 of 82 Pages
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            (ii)    after the maturity of any Loan, until paid, at a rate equal to 2% in addition to the Prime Rate (but not less than the Prime Rate in effect at maturity).

     (b) RATE SELECTION. Borrower shall select and change its selection of the interest rate as between LIBOR and the Prime Rate to apply to any Loan, or portion thereof, to at least $100,000 and in integral multiples of $100,000 thereafter of any advance, subject to the requirements herein stated:

            (i)     At the time a Loan is made;

            (ii) At the expiration of the particular LIBOR maturity period selected for the outstanding principal balance of any Loan currently bearing interest at LIBOR; and

            (iii) At any time for the outstanding principal balance of any Loan currently bearing interest at the Prime Rate.

     (c)    RATE CHANGES AND NOTIFICATIONS.

            (i) LIBOR. If Borrower wishes to borrow funds at LIBOR or if Borrower wishes to change the rate of interest on any Loan, or portion thereof, within the limits described above, from any other rate to LIBOR, it shall, not less than three Business Days prior to the Business Day on which such rate is to take effect, give Lender written or telephonic notice thereof, which shall be irrevocable; PROVIDED, that the rate of interest on such Loan or any portion thereof bearing interest at LIBOR may be changed only on the last day of the maturity period thereof. Such notice shall specify the Loan, or portion thereof, to which LIBOR is to apply, and, in addition, the desired LIBOR maturity period of one, three or six months (but not to exceed the Termination Date).

            (ii) PRIME RATE. If Borrower wishes to borrow all or any portion of a Loan at the Prime Rate or to change the rate of interest on such Loan, or any portion thereof, to the Prime Rate, it shall, at or before 12:00 noon, Chicago time on the date such borrowing or change is to take effect, which shall be a Business Day, give written or telephonic notice thereof, which shall be irrevocable; PROVIDED, that the rate of interest on such Loan or any portion thereof bearing interest at LIBOR may be changed only on the last day of any maturity period thereof. Such notice shall specify the amount of such Loan, or any portion thereof, to which the Prime Rate is to apply.

            (iii) FAILURE TO NOTIFY. If Borrower does not notify Lender at the expiration of a selected maturity period with respect to any Loan, or portion thereof, outstanding at LIBOR, then in the absence of such notice, Borrower shall be deemed to have elected to have such Loan, or portion thereof, accrue interest after the respective LIBOR maturity period at the Prime Rate.

     (d) INTEREST PAYMENT DATES. Accrued interest shall be paid in respect of each portion of principal of any Loan to which the Prime Rate applies in arrears on the last day of each calendar quarter of each year, at maturity, and upon payment in full, and to each portion of principal of any Loan to which LIBOR applies, the earlier or more frequent of the end of each respective maturity period for such portion or every three months, at maturity, and upon payment in full. If any such payment of interest at LIBOR falls due on a day that is not a Business Day, payment shall be made on the next Business Day; however, if such day would be in the following month, such interest shall be paid on the last Business Day in the month when the interest payment is due. After maturity of any installment of any Loan, interest shall be payable upon demand.

                               Page 31 of 82 Pages
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     (e)    ADDITIONAL PROVISIONS WITH RESPECT TO LIBOR. The selection by
Borrower of LIBOR and the maintenance of Loans, or any portion thereof, at such rate shall be subject to the following additional terms and conditions:

            (i) AVAILABILITY OF DEPOSITS AT A DETERMINABLE RATE. If, after Borrower has elected to borrow or maintain any Loan, or portion thereof, at LIBOR, Lender notifies Borrower that:

                    (A) United States dollar deposits in the amount and for the maturity requested are not available to Lender in the London interbank market, or

                    (B) Reasonable means do not exist for Lender to determine
            LIBOR for the amount and maturity requested,

     all as determined by Lender in its sole discretion, then the principal subject to LIBOR shall accrue or shall continue to accrue interest at the Prime Rate.

            (ii) PROHIBITION OF MAKING, MAINTAINING, OR REPAYMENT OF PRINCIPAL AT LIBOR. If any treaty, statute, regulation, interpretation thereof, or any directive, guideline, or otherwise by a central bank or fiscal authority (whether or not having the force of law) shall either prohibit or extend the time at which principal subject to LIBOR may be purchased, maintained or repaid, all as determined by Lender in its sole discretion, then on as and of the date the prohibition becomes effective, the principal subject to that prohibition shall continue at the Prime Rate.

            (iii) PAYMENTS OF PRINCIPAL AND INTEREST TO BE NET OF ANY TAXES OR COSTS. All payments of principal and interest shall be made net of any taxes and costs incurred by Lender resulting from having principal outstanding hereunder at LIBOR, as determined by Lender in its sole discretion. Without limiting the generality of the preceding obligation, illustrations of such taxes and costs are:

                    (A) Taxes (or the withholding of amounts for taxes) of any nature whatsoever including income, excise and interest equalization taxes (other than income taxes imposed by the United States or any state thereof on the income of Lender), as well as all levies, imposts, duties or fees whether now in existence or resulting from a change in, or promulgation of, any treaty, statute, regulation, interpretation thereof, or any directive, guideline or otherwise, by a central bank or fiscal authority (whether or not having the force of law) or a change in the basis of, or time of payment of, such taxes and other amounts resulting therefrom;

                    (B) Any reserve or special deposit requirements (other than any included within the definition of LIBOR set forth hereinabove) against assets or liabilities of, or deposits with or for the account of, Lender with respect to principal outstanding at LIBOR (including those imposed under Regulation D of the Federal Reserve Board) or resulting from a change in, or the promulgation of, such requirements by treaty, statute, regulation, interpretation thereof, or any directive, guideline, or otherwise by a central bank or fiscal authority (whether or not having the force of law);

                    (C) Any other costs resulting from compliance with treaties, statutes, regulations, interpretations or any directives or guidelines, or otherwise by a central bank or fiscal authority (whether or not having the force of law);

                               Page 32 of 82 Pages
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                    (D) Any loss (including loss of anticipated profits) or
            expense incurred by reason of the liquidation or re-employment or deposits acquired by Lender to make advances or maintain the principal of any Loan or portion thereof outstanding at LIBOR:

                         (1) As the result of a voluntary prepayment at a date other than the maturity date selected for principal outstanding at LIBOR; or

                         (2) As the result of a mandatory repayment at a date other than the maturity date selected for principal outstanding at LIBOR as a result of Borrower exceeding any applicable borrowing base or as the result of the occurrence of an Event of Default and the acceleration of any portion of the indebtedness hereunder; or

                         (3) As the result of a prohibition on making, maintaining, or prepaying principal outstanding at LIBOR.

                    If Lender incurs any such taxes or costs, Borrower, upon demand in writing specifying such taxes and costs, shall promptly pay them; save for manifest error, Lender's specification shall be presumptively deemed correct. All Loans made or carried at LIBOR shall be conclusively deemed to have been funded by on or behalf of Lender in the London interbank market by the purchase of deposits corresponding in amount and maturity to the amount and interest periods selected (or deemed to have been selected) by Borrower for such Loan hereunder.

     2.6. MANDATORY REDUCTION OF REVOLVING COMMITMENT. Notwithstanding anything to the contrary in this Agreement, the Revolving Commitment shall terminate without notice of any kind on the Termination Date. Further, if at any time prior to the Termination Date, and if Borrower has paid in full (and/or Cash Collateralized, as the case may be) the Term Facility Amount, then if Borrower (and/or Guarantor or any Pledgor, as the case may be) liquidates any Collateral or sells any other assets of Borrower outside Borrower's ordinary course of business, the proceeds from such liquidation and/or sale less customary costs of sale or liquidation shall be applied to reduce the Revolving Loans.

     2.7. OPTIONAL TERMINATION OR REDUCTION. Borrower shall have the right from time to time to reduce the Revolving Commitment, upon not less than 10 Business Days', or if pursuant to SECTION 6.11, upon 1 Business Day's prior notice to Lender in writing or by telephonic, telecopy or facsimile transmission, which notice shall specify the effective date of such termination or reduction and shall be irrevocable and effective only upon receipt by Lender; PROVIDED, HOWEVER, that after giving effect to any such termination or reduction, (a) the aggregate principal amount of outstanding Revolving Loans PLUS (b) the aggregate Stated Amount under all outstanding Revolving Letters of Credit, shall not exceed the Revolving Commitment as then in effect. Any optional reduction of the amount of the Revolving Commitment shall be in the amount of $100,000 and in integral multiples of $10,000 in excess thereof or in the full amount of the Revolving Commitment as then in effect. Any termination or reduction pursuant to this SECTION 2.7 shall be permanent.

     2.8. MANNER AND APPLICATION OF PAYMENTS. All payments in respect of the Loans shall be in Dollars and in immediately available funds and shall be made at the principal office of Lender prior to 2:00 p.m. Chicago time on the date of the scheduled payment. All payments received after 2:00 p.m. Chicago time shall be considered to have been received on the next Business Day. Any payment which is to be made on a non-Business Day shall be rescheduled to the next succeeding Business Day and interest, fees and other charges required to be paid in connection with this Agreement shall continue to accrue to such rescheduled Business Day. All payments of principal and interest and fees and other charges required to be paid in connection with this Agreement in respect of the Loans may be made by charging, and Borrower hereby authorizes Lender to charge, any of Borrower's deposit accounts with Lender for

                               Page 33 of 82 Pages
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the amount of each such payment. If Borrower shall not have sufficient collected balances in such deposit accounts with Lender in order that each such payment will be available when due hereunder, Borrower shall remain obligated to remit any unpaid amounts due and owing and not collected from such deposit accounts.
If Borrower fails at any time and for any reason to have a deposit account with Lender, all such payments shall be made directly to Lender at Lender's principal office in immediately available funds.

     2.9. FACILITY FEE. Borrower shall pay to Lender a facility fee (the "FACILITY FEE") in immediately available funds for the period from the date hereof to and including the Termination Date, such Facility Fee to be payable in arrears on the last day of each calendar quarter, and on the Termination Date. The Facility Fee shall be computed at a rate per annum of three-eighths of one percent (3/8%) on the average daily amount of (a) the Revolving Commitment as in effect from time to time, minus (b)(i) the aggregate unpaid principal amount of all outstanding Revolving Loans, plus (ii) the aggregate Stated Amount of all outstanding Revolving Letters of Credit, calculated on the basis of a year of 360 days, for actual days elapsed.

     2.10.  RESERVED.

     2.11. INCREASED COSTS; LEGAL RESTRICTIONS. If, on or after the date hereof, the introduction of any law, treaty, rule or regulation, or determination of a court, governmental authority, central bank or comparable agency charged with the interpretation or administration thereof (whether or not having the force of law), or any change therein or in the interpretation or application thereof, shall:

     (a) impose, modify or deem applicable any reserve, special deposit, compensatory loan, deposit insurance, capital adequacy, minimum capital, capital ratio or similar requirement against all or any assets held by, deposits or accounts with, credit extended by or to, or commitments to extend credit or any other acquisition of funds by, or Letters of Credit issued by, any office or Affiliate of Lender, or impose on any office or Affiliate of Lender any other condition affecting its making, renewing or maintaining any Loan or the Revolving Commitment, or issuing or maintaining any Letter of Credit; or

     (b) subject any office or Affiliate of Lender to, or cause the termination or reduction of a previously granted exemption with respect to, any tax, levy, impost, deduction, charge or withholding with respect to its making, renewing or maintaining any Loan or issuing or maintaining any Letter of Credit, or change the basis of taxation of payments to Lender of the principal of or interest on the Loans or any other amounts under this Agreement or any of the Loan Documents (except for taxes imposed on or measured by the overall net income of Lender and imposed by the jurisdiction under the laws of which Lender is organized or any political subdivision or agency thereof);

and the result of any of the foregoing events is to increase the cost to Lender of maintaining the Revolving Commitment, or of making, renewing or maintaining any Loan or issuing or maintaining any Letter of Credit, or to reduce the amount of any sums received or receivable by Lender under this Agreement or any of the Loan Documents or to reduce the rate of return on Lender's equity, then, in any such case, Borrower promptly shall pay to Lender, upon delivery of the statement referred to below, and indemnify and hold Lender harmless from and against any such amount or amounts as may be necessary to compensate Lender for any such additional cost, reduced benefit, reduced amount received or reduced rate of return. If Lender sustains or incurs any additional cost, reduced benefit, reduced amount received or reduced rate of return, Lender shall deliver to Borrower a written statement of the nature and amounts thereof, which statement shall be conclusive absent manifest error; PROVIDED, that the failure to provide any such notice shall not affect the Obligations of Borrower under this SECTION
2.11. The Obligations of Borrower under this SECTION 2.11 shall survive and continue to be in full force and effect notwithstanding (i) the execution and delivery of this Agreement and the other Loan Documents, (ii) the making of the Loans, (iii) the issuing of any Letter of Credit, (iv) the repayment of the Loans, (v) the

                               Page 34 of 82 Pages
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payment in full of all interest, fees and all other Obligations incurred hereunder and under the other Loan Documents and (vi) the termination of all Obligations of Lender under all Loan Documents; PROVIDED, HOWEVER, that the Obligations of Borrower under this SECTION 2.11 shall terminate one year after the Termination Date (except with respect to amounts due to Lender under this SECTION 2.11 for which Borrower has received a written statement as provided above).

                         ARTICLE III. LETTERS OF CREDIT

     3.1.   LETTERS OF CREDIT.

     (a) Subject to the terms and conditions of this Agreement (including, without limitation, the last sentence of SECTION 3.3), Lender agrees to issue Letters of Credit for the account of Borrower from the Closing Date to but not including the Termination Date at such times as Borrower may request; PROVIDED, HOWEVER, that Lender shall not be obligated to (i) issue any Term Letter of Credit other than those existing on the Closing Date; or (ii) issue any Revolving Letter of Credit to the extent that after the issuance of such Revolving Letter of Credit, (A) the sum of the aggregate principal amount of all outstanding Revolving Loans plus the aggregate Stated Amount of all outstanding Revolving Letters of Credit would exceed the Revolving Commitment or (B) the outstanding Obligations would exceed the Collateral Base.

     (b) Lender is under no obligation to issue any Revolving Letter of Credit if:

            (i) any order, judgment or decree of any governmental authority or arbitrator shall by its terms purport to enjoin or restrain Lender from issuing such Letter of Credit, or any requirement of law applicable to Lender or any request or directive (whether or not having the force of law) from any governmental authority with jurisdiction over Lender shall prohibit, or request that Lender refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon Lender with respect to such Letter of Credit any restriction, reserve or capital requirement (for which Lender is not otherwise compensated hereunder) not in effect on the date hereof, or shall impose upon Lender any unreimbursed loss, cost or expense which was not applicable on the date hereof and which Lender in good faith deems material to it;

            (ii) Lender has received written notice from Borrower on or prior to the Business Day prior to the requested date of issuance of such Letter of Credit, that one or more of the applicable conditions contained in
     SECTION 5 is not then satisfied;

            (iii) the expiry date of any requested Letter of Credit (A) is more than 364 days after the date of issuance or (B) other than any Term Letter of Credit, falls on a date after the Termination Date;

            (iv) the expiry date of any requested Letter of Credit is prior to the maturity date of any financial obligation to be supported by the requested Letter of Credit; PROVIDED, HOWEVER, this CLAUSE (iv) shall not be applicable in the event that the beneficiary, or its assigns, of the Letter of Credit shall have no right to draw on the Letter of Credit because the expiration date of the Letter of Credit has not been extended;

            (v) any requested Letter of Credit does not provide for drafts, or is not otherwise in form and substance acceptable to Lender, or the issuance of a Letter of Credit shall violate any applicable policies of Lender;

            (vi) any standby Letter of Credit is for the purpose of supporting the issuance of any letter of credit by any other Person; or

                               Page 35 of 82 Pages
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            (vii)   such Letter of Credit is to be used for a purpose other than in connection with Borrower's or any of Borrower's Subsidiaries', as the case may be, existing lines of business.

     3.2.   MANNER OF ISSUANCE.

     (a) APPLICATIONS. Borrower shall deliver to Lender at least four Business Days (or such shorter time period to which Lender may agree in a particular instance in its sole discretion) prior to the issuance date of any Revolving Letter of Credit or on the amendment effective date with respect to any amendment of an outstanding Letter of Credit, Lender's standard Application and Agreement for Irrevocable Letter of Credit ("APPLICATION"), the current form of which is attached hereto as EXHIBIT C (with blanks filled in accordingly), or an application for amendment in a form acceptable to Lender.

     (b) AUTHORIZED EMPLOYEES. Each Authorized Employee may execute and deliver an Application, and request a Revolving Letter of Credit or an amendment to any Letter of Credit (as applicable) on behalf of Borrower. Lender shall be entitled to rely conclusively on each such Authorized Employee's authority to take the action referred to in the immediately preceding sentence until Lender receives written notice from Borrower to the contrary. Lender shall not have a duty to verify the authenticity of the signature appearing on any Application and Lender shall have no duty to verify the identity of any Person representing himself as one of the Authorized Employees entitled to take the aforesaid actions on behalf of Borrower.

     (c) NO LIABILITY. Lender shall not incur any liability to Borrower in acting upon any request referred to above which Lender believes in good faith to have been given by an Authorized Employee or for otherwise acting in accordance with this SECTION 3.2.

     (d)    APPLICATION IRREVOCABLE. Each Application submitted pursuant to this
SECTION 3.2 shall be irrevocable.

     (e)    ISSUANCE. Subject to the terms and conditions set forth in
SECTION 3.1 Lender will issue the Letter of Credit for the account of Borrower on the Borrowing Date.

     (f) CONTROLLING TERMS. If the terms of any Application address the subject matter of any item, representation, warranty, covenant or agreement addressed in this Agreement, the terms of this Agreement shall control over the terms of such Application to the extent the terms of such Application conflict or are inconsistent with the terms of this Agreement.

     3.3. TERM. Letters of Credit shall be stated to expire no more than one year from the date of issuance and may be renewed if so requested by Borrower in the manner required by Lender (but in any event such request shall be in writing, shall reasonably describe the Letter of Credit requested to be renewed and the requested renewal term and shall be given by an Authorized Employee to Lender not less then 30 days prior to expiration of such Letter of Credit). No such renewal shall be for more than one year.

     3.4.   LETTER OF CREDIT FEE.

     (a) For each Letter of Credit issued by Lender, Borrower shall pay to Lender standard issuance and amendment fees and expenses as set forth in the Application.

     (b) In addition, Borrower shall pay to Lender annually for so long as a Letter of Credit is outstanding a nonrefundable negotiation fee of 2% of the Stated Amount of each Letter of Credit when issued; PROVIDED, that, upon renewal of such Letter of Credit, such negotiation fee shall increase to 3.25%.

                               Page 36 of 82 Pages
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     (c)    Lender shall debit Borrower's account with Lender for the fees described in this SECTION 3.4.

     3.5.   REIMBURSEMENT OBLIGATION.

     (a) REIMBURSEMENT. In the event that any amount is drawn under a Letter of Credit by the beneficiary thereof and Borrower shall not have reimbursed Lender for such amount drawn immediately when due in accordance with the Application, the amount so paid shall, with respect to any drawing under a Revolving Letter of Credit, be deemed a Revolving Loan under the Revolving Commitment and, with respect to any drawing under a Term Letter of Credit, be deemed a Term Loan under the Term Facility. With respect to any unreimbursed drawing that is not converted into a Term Loan or Revolving Loan, as applicable, for any reason whatsoever (including without limitation, that there may be no availability under the Revolving Commitment or the Term Facility Amount, as applicable), Borrower shall be deemed to have incurred an L/C Borrowing, which L/C Borrowing shall be payable on demand and shall bear interest at the Prime Rate plus 2.0% per annum until paid.

     (b) IRREVOCABLE OBLIGATION. The obligation of Borrower to make payment to Lender with respect to Letters of Credit shall be unconditional and irrevocable and shall not be subject to any qualification or exception whatsoever and shall be made under all circumstances, including without limitation any of the following circumstances:

            (i) Any lack of validity or enforceability of this Agreement or any of the Loan Documents;

            (ii) The existence of any claim, setoff, defense or other right which Borrower may have at any time against a beneficiary named in a Letter of Credit or any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), Lender or any other Person, whether in connection with this Agreement, any Loan Document, the transactions contemplated herein or any unrelated transactions (including any underlying transactions between Borrower and the beneficiary named in any Letter of Credit);

            (iii) Any draft, certificate or any other document presented under the Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or in any statement therein being untrue or inaccurate in any respect;

            (iv) The surrender or impairment of any security for the performance or observance of any of the terms of any of the Loan Documents;

            (v) The occurrence of any Default or Event of Default or termination of the Revolving Commitment or this Agreement;

            (vi) Any amendment, modification, waiver, consent or any substitution, exchange or release of or failure to perfect any interest in collateral security, with respect to any Letter of Credit;

            (vii) Any failure, omission, delay or lack on the part of Lender or any party to any of the Letters of Credit to enforce, assert or exercise any right, power or remedy conferred upon Lender or any such party under this Agreement or any Letter of Credit, or any other acts or omissions on the part of Lender or any such party;

            (viii) Any payment by Lender under any Letter of Credit against presentation of a draft, certificate or other document that does not strictly comply with the terms of any Letter of Credit, unless such payment was made due to Lender's willful misconduct or gross negligence; or any payment made by Lender under any Letter of Credit to any Person purporting to be a trustee in

                               Page 37 of 82 Pages
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     bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of any Letter of Credit, including any payment arising in connection with (i) any case, action or proceeding before any court or other governmental authority relating to bankruptcy, insolvency, reorganization, arrangement, readjustment, liquidation, dissolution or similar proceeding, domestic or foreign, or (ii) Borrower making any general assignment for the benefit of its creditors, composition, marshalling of assets for creditors, or other similar arrangements in respect of its creditors generally or any substantial portion of its creditors, unless such payment was made due to Lender's willful misconduct or gross negligence; or

            (ix) Any other event or circumstance that would, in the absence of this clause, result in the release or discharge by operation of law or otherwise of Borrower from the performance or observance of any obligation, covenant or agreement contained in this SECTION 3.5.

     3.6.   ROLE OF LENDER.

     (a) Borrower agrees that, in paying any drawing under a Letter of Credit, Lender shall not have any responsibility to obtain any document (other than any drafts, certificates or other documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document.

     (b) Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; PROVIDED, HOWEVER, that this assumption is not intended to, and shall not, preclude Borrower's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. Neither Lender nor its officers, directors, employees or agents, nor any of the respective correspondents, participants or assignees of Lender, shall be liable or responsible for any of the matters described in CLAUSES (i) through (ix) of
SECTION 3.5(b); PROVIDED, HOWEVER, anything in such clauses to the contrary notwithstanding, that Borrower may have a claim against Lender, and Lender may be liable to Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by Borrower which Borrower proves were caused by Lender's willful misconduct or gross negligence or Lender's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing: (i) Lender may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary and (ii) Lender shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

     3.7. CASH COLLATERAL PLEDGE; REIMBURSEMENT OF L/C BORROWINGS. If, as of the Termination Date, any Letters of Credit may for any reason remain outstanding and partially or wholly undrawn, Borrower shall immediately (a) Cash Collateralize the L/C Obligations pertaining to such Letters of Credit to the extent that Borrower has the available cash on hand, and (b) to the extent that any L/C Obligations have not been Cash Collateralized, take the necessary action to ensure that such L/C Obligations (together with any other outstanding Obligations) do not exceed the Collateral Base. Upon a Default or Event of Default which is continuing, Borrower shall immediately Cash Collateralize all L/C Obligations. Upon the occurrence of the circumstances described in SECTION 2.4(c) requiring Borrower to Cash Collateralize Letters of Credit, then Borrower shall Cash Collateralize the Letters of Credit in accordance with the terms of
SECTION 2.4(c). If Lender has honored any full or partial drawing request on any Letter of Credit and such drawing has resulted in an L/C Borrowing hereunder, Borrower shall immediately reimburse Lender for such L/C Borrowing.

                               Page 38 of 82 Pages
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     3.8.   UNIFORM CUSTOMS AND PRACTICE. The Uniform Customs and Practice for
Documentary Credits as published by the International Chamber of Commerce most recently at the time of issuance of any Letter of Credit shall (unless otherwise expressly provided in the Letters of Credit) apply to the Letters of Credit.

                   ARTICLE IV. REPRESENTATIONS AND WARRANTIES

     In order to induce Lender to enter into this Agreement, Borrower makes the following representations and warranties on the date hereof which shall survive the execution and delivery of this Agreement and the Loan Documents and the making of the Loans until (a) the Revolving Commitment has been terminated, (b) all Loans and all interest, fees and all other obligations incurred by Borrower hereunder and under the Loan Documents have been paid in full and (c) all obligations of Lender to Borrower under this Agreement and under the Loan Documents have terminated.

     4.1. DUE ORGANIZATION. Borrower and each of its Subsidiaries (a) is a duly organized and validly existing corporation, limited liability company or partnership, as applicable, in good standing under the laws of the state of its organization, (b) is duly qualified as a foreign corporation, limited liability company or partnership, as applicable, and in good standing under the laws of each jurisdiction in which the business conducted or property owned by such Person makes such qualification necessary, except such jurisdictions, if any, where the failure to be so qualified and in good standing, whether considered individually or when aggregated with all other such failures, would not have a material adverse effect on Borrower's ability to perform its obligations under this Agreement or any of the Loan Documents to which it is a party or any of the transactions contemplated hereby or thereby, and (c) has the requisite corporate, limited liability company or partnership, as applicable, power and authority and the legal right to conduct its business and to own and operate its property.

     4.2. AUTHORIZATION AND VALIDITY. Borrower has the corporate power and authority and the legal right to execute and deliver and perform its obligations under, and has taken all necessary corporate action to authorize the execution and delivery of and the performance of its obligations under, this Agreement and the Loan Documents to which it is a party.

     4.3. BINDING AGREEMENT. This Agreement and each of the Loan Documents to which Borrower is a party has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as subject to or limited by bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent transfer and other similar laws affecting the rights of creditors generally and general principles of equity.

     4.4. NO CONFLICTS OR CONSENTS. Neither the execution, delivery and performance of this Agreement and the Loan Documents, nor the consummation of any of the transactions herein or therein contemplated, nor compliance with the terms and conditions hereof or thereof will (a) violate any provision of law or regulation (including, without limitation, Regulations T, U and X of the Federal Reserve Board), (b) violate any order of any governmental authority, court, arbitration board or tribunal binding upon Borrower, (c) violate the charter documents or by-laws of Borrower or any of its Subsidiaries, or (d) result in the breach of, constitute a default under, contravene any provisions of or result in the creation of any Lien upon any of the properties or assets of Borrower or any of its Subsidiaries pursuant to, any indenture, agreement (other than this Agreement and the other Loan Documents), license, permit or authorization to which Borrower or any of its Subsidiaries is a party or by which any of their properties is bound.

     4.5. LITIGATION. There is no litigation, investigation or proceeding pending in any court or before any grand jury, arbitrator, regulatory commission, board, administrative agency or other governmental authority, nor to the knowledge of Borrower and its Subsidiaries after diligent investigation, is any such proceeding

                               Page 39 of 82 Pages
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threatened against or affecting Borrower or any Subsidiary of Borrower or any of their properties, which would have a material adverse effect on the ability of Borrower to perform its obligations under this Agreement or the Loan Documents to which it is a party or any of the transactions contemplated hereby or thereby.

     4.6. GOVERNMENTAL CONSENTS. No consents, licenses, permits, approvals or authorizations of, exemptions by, notices or reports to, or registrations, filings or declarations with, any governmental authority or agency (with the exception of filing Uniform Commercial Code financing statements against the Collateral) are required in connection with the execution, delivery and performance by Borrower of this Agreement or the other Loan Documents to which it is a party or the transactions contemplated hereby or thereby which have not been obtained or made and copies of which delivered to Lender.

     4.7. REGULATION U. None of Borrower or any of its Subsidiaries is engaged principally in, nor does Borrower or any of its Subsidiaries have as one of its principal activities, the business of extending credit for the purpose of purchasing or carrying Margin Stock. No part of the proceeds of the Loans will be used by Borrower or any of its Subsidiaries in violation of Regulation U of the Federal Reserve Board to purchase or carry any such Margin Stock, to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or to retire Indebtedness which was incurred to purchase or carry any such Margin Stock.

     4.8. TAXES. Borrower and each of its Subsidiaries (or the consolidated group of which Borrower and its Subsidiaries were or are a part) has (a) timely filed all returns required to be filed by it with respect to all Taxes, (b) paid all Taxes shown to have become due pursuant to such returns and (c) paid all other Taxes for which a notice of assessment or demand for payment has been received and which are due and payable. All Tax returns have been prepared in accordance with all applicable laws and requirements and accurately reflect in all material respects the taxable income (or other measure of Tax) of the corporation (or consolidated group) filing the same.

     4.9. BURDENSOME AGREEMENTS, ETC. Neither Borrower nor any Subsidiary of Borrower is a party to any agreement or undertaking and is not subject to any court order, court writ, injunction or decree of any court or governmental instrumentality, domestic or foreign, which could have a material adverse effect on the ability of Borrower to perform its obligations under this Agreement or the Loan Documents.

     4.10. TITLE AND LIENS. Except for Liens permitted by SECTION 7.4, all property owned by Borrower and each of its Subsidiaries is free from Liens, charges, security interests and encumbrances of any nature whatsoever, and Borrower and each Subsidiary, as applicable, has good and marketable title in fee simple to all real property (other than properties which it leases) and good and merchantable title to all fixtures and articles of personal property affixed to or used in connection with such real property and all other such property and assets, except those disposed of in the ordinary course of business.

     4.11. EXISTING DEFAULTS. Neither Borrower nor any Subsidiary of Borrower is in default under any term of any mortgage, capital lease, indenture, deed of trust or any other agreement with respect to Indebtedness to which it is a party or by which it or any of its properties may be bound, except to the extent that such default, whether considered individually or when aggregated with all other such defaults, would not have a material adverse effect on Borrower's ability to perform its obligations under this Agreement or any of the Loan Documents to which it is a party or any of the transactions contemplated hereby or thereby.

     4.12. INVESTMENT COMPANY ACT. Neither Borrower nor any of its Subsidiaries is, nor immediately after the application by Borrower of the proceeds of any Loan will be, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

                               Page 40 of 82 Pages
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     4.13.  PUBLIC UTILITY HOLDING COMPANY ACT. None of Borrower or any of its
Subsidiaries is subject to any state law or regulation regulating public utilities or similar entities, and none of Borrower or any of its Subsidiaries is, within the meaning of the Public Utility Holding Company Act of 1935, as amended, (a) a holding company, (b) a subsidiary, associate or affiliate of a holding company or (c) a public utility.

     4.14. SOLVENCY. Immediately after giving effect to the execution and delivery of this Agreement and the Loan Documents to which it is a party and the consummation of the borrowings and the other transactions contemplated hereby and thereby, Borrower will be solvent, will be able to pay its debts and obligations as they become due, will have capital sufficient to carry on its business and all business in which it intends to engage and will own property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay its debts.

     4.15. FULL DISCLOSURE. There is no fact of which Borrower or any of its Subsidiaries has knowledge after diligent investigation which has not been disclosed to Lender and could impair the ability of Borrower to perform its obligations under this Agreement or the Loan Documents to which it is a party or any of the transactions contemplated hereby or thereby. No certificate or other information provided in writing and delivered herewith or heretofore by Borrower or any of its Subsidiaries to Lender in connection with the negotiation of this Agreement contains any untrue statement or omits to state any fact necessary to keep the statements contained herein or therein from being misleading, except such certificate or other information as has been updated or corrected in a writing that has been delivered to Lender.

     4.16. COMPLIANCE WITH LAWS. Borrower and each of its Subsidiaries is in compliance with all laws, rules, regulations, court orders and decrees and orders of any governmental agency which are applicable to them or the properties thereof, the failure to comply with which could have a material adverse effect on the ability of Borrower to perform its obligations under this Agreement or the other Loan Documents to which it is a party.

     4.17. SUBSIDIARIES. Attached hereto as SCHEDULE 4.17 is a correct and complete list of all Subsidiaries and Affiliates of Borrower, their jurisdiction of organization and the percentage of interest owned in such entities by Borrower.

     4.18.  ERISA.

     (a) Borrower and the ERISA Affiliates and the plan administrator of each Plan have fulfilled in all material respects their respective obligations under ERISA and the Code with respect to such Plan and such Plan is currently in material compliance with the applicable provisions of ERISA and the Code.

     (b) With respect to each Plan, there has been no (i) "reportable event" within the meaning of Section 4043 of ERISA and the regulations thereunder which is not subject to the provision for waiver of the 30-day notice requirement to the PBGC; (ii) failure to make or properly accrue any contribution which is due to any Plan; (iii) action under Section 4041 of ERISA to terminate any Pension Plan; (iv) withdrawal from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability pursuant to Sections 4063 or 4064 of ERISA; (v) institution by PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability pursuant to Sections 4062(e), 4069 or 4212 of ERISA;
(vii) complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Pension Plan which is a Multiemployer Plan that is in reorganization or insolvency pursuant to Sections 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Sections 4041A or 4042 of ERISA;
(viii) prohibited transaction described in Section 406 of ERISA or 4975 of the Code which could give rise to the imposition of any material fines, penalties, taxes or related charges to Borrower or any ERISA Affiliate; (ix) assertion of a claim (other

                               Page 41 of 82 Pages
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than routine claims for benefits) against any Plan (other than a Multiemployer
Plan) which could reasonably be expected to be successful; (x) receipt from the Internal Revenue Service of notice of the failure of any Plan to qualify under
Section 401(a) of the Code, or the failure of any trust forming part of any Plan to fail to qualify for exemption from taxation under Section 501(a) of the Code, if applicable; or (xi) imposition of a Lien pursuant to Section 401(a)(29) or 412(n) of the Code or Section 302(f) of ERISA.

     4.19.  ENVIRONMENTAL LAWS.

     (a) Borrower and each of its Subsidiaries have obtained all permits, licenses and other authorizations which are required under the Environmental Laws and are in compliance in all respects with any applicable Environmental Laws, except to the extent that the failure to obtain such permits, licenses and authorizations or failure to comply with such Environmental Laws would not have a material adverse effect on (i) the business, operations, properties or conditions (financial or otherwise) of Borrower or its Subsidiaries or (ii) Borrower's performance of its Obligations under this Agreement or any other Loan Document to which it is a party.

     (b) On or prior to the date hereof, no notice, demand, request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to the best of Borrower's knowledge, threatened by any governmental agency or other Person with respect to any alleged or suspected failure by Borrower or any of its Subsidiaries to comply in any respect with any Environmental Laws pertaining to Borrower's or any of its Subsidiaries' businesses or now or formerly owned, operated or leased properties, except to the extent that any of the foregoing would not have a material adverse effect on (i) the business, operations, properties or conditions (financial or otherwise) of Borrower or its Subsidiaries or (ii) Borrower's performance of its Obligations under this Agreement or any other Loan Document to which it is a party.

     (c) There are no material Liens arising under or pursuant to any Environmental Laws on any of the property owned or leased by Borrower or any of its Subsidiaries.

     (d) There are no conditions existing currently or, to Borrower's knowledge, likely to exist during the term of this Agreement which would subject Borrower or any of its Subsidiaries or any of their property to any Lien, damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other responses pursuant to Environmental Laws by Borrower and its Subsidiaries, except to the extent that any of the foregoing would not have a material adverse effect on (i) the business, operations, properties or conditions (financial or otherwise) of Borrower or its Subsidiaries or (ii) Borrower's performance of its Obligations under this Agreement or any other Loan Document to which it is a party.

                         ARTICLE V. CONDITIONS PRECEDENT

     5.1. CONDITIONS OF INITIAL EXTENSION OF CREDIT. The obligation of Lender to make Loans is subject to the fulfillment of each of the following conditions on or before the Closing Date:

     (a) Lender shall have received a signed counterpart of this Agreement with completed schedules hereto, and Borrower, by its execution of this Agreement, agrees to all the terms and conditions herein, including without limitation that the Pledge Agreement is in full force and effect and covers all Obligations now existing and hereafter arising under this Agreement and the other Loan Documents;

     (b) Lender shall have received the Notes, dated as of August 31, 2001, duly executed and delivered by Borrower;

                               Page 42 of 82 Pages
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     (c)    Lender shall have received the Sixth Amendment to Pledge Agreement, dated as of August 31, 2001, executed by Borrower and in form and substance reasonably satisfactory to Lender (the "SIXTH AMENDMENT TO PLEDGE AGREEMENT"), pursuant to which Lender confirms the release back to Borrower of the common stock of Modtech Holdings, Inc. pledged pursuant to the Pledge Agreement;

     (d) Lender shall have received a Reaffirmation of Guaranty and Pledge, dated as of August 31, 2001, executed by Guarantor and substantially in the form of EXHIBIT D (the "REAFFIRMATION OF GUARANTY AND PLEDGE");

     (e) Lender shall have received the First Amendment to Trust Pledge Agreement, dated as of August 31, 2001, executed by the Trust and in form and substance reasonably satisfactory to Lender (the "FIRST AMENDMENT TO TRUST PLEDGE"), together with original stock certificates evidencing 603,000 shares of common stock of Katy, stock powers executed in blank and other documents required thereunder to effectively pledge 603,000 shares of common stock of Katy;

     (f) Lender shall have received the Second Amendment to Guarantor Pledge Agreement, dated as of August 31, 2001, executed by the Guarantor in form and substance reasonably satisfactory to Lender (the "SECOND AMENDMENT TO GUARANTOR PLEDGE");

     (g) Lender shall have received the letter agreement dated as of August 31, 2001 acknowledged and approved by Borrower, Guarantor and the Trust (as amended, modified or replaced from time to time, the "LETTER AGREEMENT"), setting forth certain agreements pertaining to that certain Stock Voting Agreement by and among KKTY Holding Company, L.L.C. and the Shareholders named therein, dated as of June 2, 2001;

     (h) Lender shall have received the Aircraft Security Agreement, dated as of August 31, 2001, executed by Timberline Aviation and substantially in the form of EXHIBIT E;

     (i) Lender shall have received the Deed of Trust, dated as of August 31, 2001, executed by Timberline Ground and substantially in the form of EXHIBIT F;

     (j) Lender shall have received an initial Collateral Report Certificate, dated the Closing Date, executed by Borrower;

     (k) Lender shall have received a written opinion of counsel for Borrower, Guarantor and each Pledgor, dated the Closing Date and in form and substance reasonably satisfactory to Lender;

     (l) Lender shall have received evidence, reasonably satisfactory to Lender, of the corporate existence and the authority of Borrower to enter into this Agreement, the Loan Documents to which it is a party, the Sixth Amendment to Pledge and the agreements and transactions contemplated in connection herewith and therewith and of the legality hereof and thereof as Lender may reasonably request, including, without limitation, articles of incorporation certified by the Secretary of State where Borrower is organized (as of a recent date), by-laws, officer's certificates (including certificate of incumbency certifying the names and true signatures of the officers authorized to sign the foregoing documents), corporate resolutions and certificates of good standing (as of a recent date) with respect to Borrower;

     (m) Lender shall have received evidence, reasonably satisfactory to Lender, of the corporate, limited liability company, partnership or trust existence, as applicable, and the authority of each Pledgor to enter into the Loan Documents (and the First Amendment to Trust Pledge with respect to the Trust) to which it is a party and the agreements and transactions contemplated in connection therewith and the legality thereof as Lender may reasonably request, including, without limitation, articles of incorporation, articles of organization or certificate of formation, as applicable (each certified by the Secretary of State where such Pledgor is organized

                               Page 43 of 82 Pages
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(as of a recent date), officer's, manager's or trustee's certificates, as applicable (including certificate of incumbency certifying the names and true signatures of the officers, managers or trustees of each Pledgor, as applicable authorized to sign the foregoing documents), resolutions and certificates of good standing/existence (as of a recent date) with respect to each Pledgor;

     (n) Borrower shall have delivered to Lender a written designation of the Authorized Employees hereunder;

     (o) Lender shall have received copies of all governmental and third party consents and other approvals, if any, in form and substance reasonably satisfactory to Lender required in connection with the execution, delivery and performance by Borrower of the Agreement and the Loan Documents to which it is a party, and the execution, delivery and performance by each Pledgor of the Loan Documents to which each is a party;

     (p) Borrower shall have executed and delivered to Lender a Federal Reserve Form U-1, which shall be in form and substance reasonably satisfactory to Lender;

     (q) Lender shall have received a Certificate of No Default, signed by the president or chief financial officer of Borrower to the effect that, after giving effect to the waiver in SECTION 9.19 herein: (i) no Event of Default or Default has occurred and is continuing and (ii) the representations and warranties of Borrower contained herein and in the other Loan Documents are true and correct as of the Closing Date;

     (r) Lender shall have received satisfactory lien searches against Borrower, Guarantor and each Pledgor including, without limitation, (i) UCC lien searches, (ii) federal and state tax lien searches, (iii) pending suit and judgment searches, (iv) with respect to the Aircraft, title and lien searches with the Federal Aviation Administration for the Airframe, Engines, Parts (as each term is defined in the Aircraft Security Agreement) and propellers (if applicable) and (v) with respect to the Premises, title and lien searches from a title company reasonably satisfactory to Lender;

     (s) Lender shall have received such duly authorized UCC financing statements and other documents together with such other acts and things as Lender may reasonably require to establish and maintain a valid lien and security interest in the Collateral;

     (t) Lender shall have received such duly executed certificates, filings, registrations and other instruments and documents as reasonably necessary to file with the Federal Aviation Administration to establish and maintain a valid lien and security interest in the Aircraft;

     (u) Lender shall have received copies of insurance policies (if requested) and certificates of evidence of insurance, in form and substance satisfactory to Lender, for all insurance required by the Loan Documents, including evidence that Lender has been named as an additional insured and lender's loss payee thereunder to the extent required therein;

     (v) Lender shall have received a copy of the Certificate of Aircraft Registration recorded with the Federal Aviation Administration, certified by a manager of Timberline Aviation;

     (w) Lender shall have received a copy of the Certificate of Airworthiness for the Aircraft issued by the Federal Aviation Administration, certified by a manager of Timberline Aviation;

                               Page 44 of 82 Pages
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     (x)    Lender shall have received a copy of the Ground Lease Agreement between Walker Field, Colorado, Public Airport Authority and Timberline Ground dated as of June 1, 1996, as amended, certified by a manager of Timberline Ground;

     (y) Lender shall have received a copy of any and all amendments, modifications and changes to the Trust Agreement dated May 1, 1958 for the benefit of Wallace E. Carroll, Jr. since February 28, 2001, the date on which Lender last received a copy of such Trust Agreement from the Trust;

     (z) Lender shall have received a ground lessor's consent and estoppel certificate, in form and substance reasonably satisfactory to Lender, executed and delivered by the owner of the Premises, pursuant to which said owner agrees and consents to, among other things, Lender's filing of the Deed of Trust against the Premises;

     (aa) Lender shall have received a subordination agreement, in form and substance reasonably satisfactory to Lender, executed and delivered by Timberline Aviation as sublessee of the Premises, pursuant to which Timberline Aviation subordinates its entire interest in the Premises to the Deed of Trust of Lender;

              Lender shall have received a lender's policy of title insurance written by a title insurer reasonably acceptable to Lender, in the amount of $800,000, insuring Lender's first priority security interest in the Aircraft created by the Aircraft Security Agreement and otherwise in form and substance reasonably acceptable to Lender;

     (bb) Lender shall have received a lender's policy of title insurance written by a title insurer reasonably acceptable to Lender, in the amount of $1,879,000, insuring Lender's first lien and mortgage in the Premises created by the Deed of Trust and otherwise in form and substance reasonably acceptable to Lender;

     (cc) Lender shall have received such other documents and certificates as Lender may reasonably request;

     (dd) There shall have occurred no material adverse change in the business, operations, properties or condition (financial or otherwise) of Borrower or any Pledgor since September 30, 2001 and there shall have occurred no material adverse change in the properties or condition (financial or otherwise) of Guarantor since the last personal financial statement of Guarantor was submitted to Lender; and

     (ee) Each of the applicable conditions set forth in SECTION 5.2 shall have been fully satisfied.

     5.2. CONDITIONS OF EACH LOAN. The obligation of Lender to make any Loan shall be subject to the fulfillment of each of the following conditions (to the extent applicable) to the satisfaction of Lender:

     (a)    Lender shall have received a notice of borrowing as provided in
SECTION 2.2;

     (b) The representations and warranties of Borrower set forth herein and in the Loan Documents to which it is a party and of Guarantor and each Pledgor in the Loan Documents to which each is a party shall be true, correct and complete in all respects on the Borrowing Date with the same effect as if such representations and warranties had been made on and as of such date, except to the extent that any falsehood, misstatement or omission, whether considered individually or when aggregated with all other falsehoods, misstatements and omissions, would not reasonably be expected to have a material adverse effect on
(i) the ability of Borrower to perform its obligations under this Agreement or the Loan Documents to which it is a party or in connection with the transactions contemplated hereby or thereby, (ii) the ability of the Guarantor or any Pledgor to perform their obligations

                               Page 45 of 82 Pages
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under the Loan Documents to which they are a party, (iii) the business, operations, properties or condition (financial or otherwise) of Borrower or any Pledgor or (iv) the properties or condition (financial or otherwise) of Guarantor;

     (c) No Default or Event of Default shall have occurred and be continuing nor shall the making of such Loan result in a Default or Event of Default, and the outstanding Obligations shall not exceed the Collateral Base;

     (d)    The making of such Loan shall be permitted by all applicable laws;
and

     (e) All other documents (including any certificates, legal opinions or other documents reasonably required by Lender) and legal matters in connection with the transactions contemplated by this Agreement and the Loan Documents shall be in form and substance reasonably satisfactory to Lender.

                        ARTICLE VI. AFFIRMATIVE COVENANTS

     Borrower covenants and agrees that on and after the date hereof and until
(a) the Revolving Commitment has been terminated, (b) all Loans and all interest, fees and all other Obligations incurred by Borrower hereunder and under the Loan Documents have been paid in full and (c) all obligations of Lender to Borrower under this Agreement and under the Loan Documents have terminated, Borrower will, and will cause each of its Subsidiaries to (as applicable):

     6.1. FINANCIAL DATA. Furnish to Lender (a) within 120 days after the end of each fiscal year of Borrower, a Consolidated and consolidating balance sheet of Borrower and its Subsidiaries as of the close of such fiscal year and Consolidated and consolidating statements of income and retained earnings and changes in financial position (or cash flow statements) of Borrower and its Subsidiaries for such fiscal year, in each case reviewed by independent certified public accountants of recognized standing selected by Borrower and reasonably satisfactory to Lender and setting forth in comparative form corresponding Consolidated and consolidating figures from the preceding year, all in reasonable detail; (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of Borrower, a Consolidated and consolidating balance sheet of Borrower and its Subsidiaries as of the close of such quarter and Consolidated and consolidating statements of income and retained earnings and changes in financial position (or cash flow statements) of Borrower and its Subsidiaries for the period from the beginning of such fiscal year to the end of such quarter, setting forth in each case in comparative form, commencing with the financial statements for the fiscal quarter ending March 31, 2002, the corresponding Consolidated and consolidating figures for the corresponding periods in the preceding fiscal year, all in reasonable detail and certified by the chief financial officer of Borrower, subject to usual and customary audit and year-end adjustments which in the aggregate would not be material; (c) at the time of the delivery of the financial statements required by clauses (a) and (b) of this SECTION 6.1, a certificate of the chief financial officer of Borrower to the effect that there exists no Default or Event of Default, or if any such Default or Event of Default exists, specifying the nature thereof, the period of existence thereof and the action Borrower proposes to take with respect thereto; (d) copies of all regular and periodic financial and other reports, if any, which Borrower or any of its Subsidiaries shall file with the Securities and Exchange Commission or any governmental agencies substituted therefor; (e) on or before Friday of each week, a Collateral Report Certificate for the preceding week, signed by the president, chief financial officer or other duly authorized officer of Borrower; and (f) with reasonable promptness, such further information regarding the business, operations, properties or condition (financial or otherwise) of Borrower or its Subsidiaries as Lender may reasonably request.

     6.2. PAYMENT OF CHARGES. Pay and discharge all Taxes, assessments and governmental charges or levies imposed upon Borrower or any of its Subsidiaries or Borrower's or any of its Subsidiary's property or assets, or upon properties leased by them, prior to the date on which penalties attach thereto, and all lawful claims which, if unpaid, might become a lien or charge upon its property or assets, PROVIDED,

                               Page 46 of 82 Pages
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that Borrower or any of its Subsidiaries shall not be required to pay any such
Tax, assessment, charge, levy or claim (a) the payment of which is being contested in good faith and by proper proceedings if adequate reserves with respect thereto have been set up by Borrower or any of its Subsidiaries, as the case may be, in accordance with GAAP or (b) if the payment of such Tax, assessment, charge, levy or claim, whether considered individually or when aggregated with all other unpaid Taxes, assessments, charges, levies or liens, would not reasonably be expected to have a material adverse effect on the ability of Borrower to perform its obligations under this Agreement or any of the Loan Documents to which it is a party or the transactions contemplated hereby or thereby.

     6.3. INSURANCE. Maintain such insurance (with financially sound and responsible insurance carriers reasonably satisfactory to Lender) against loss or damage to, or liability in connection with, their property and such other contingencies as is customarily maintained by other corporations engaged in the same or similar business, similarly situated; PROVIDED, that in lieu of such insurance, Borrower and its Subsidiaries may maintain or cause to be maintained a system or systems of self-insurance reasonably satisfactory to Lender that will accord with the approved practices of companies owning or operating properties of a similar character.

     6.4. INSPECTION OF BOOKS AND ASSETS. Upon prior written or telephonic notice to Borrower, allow during normal business hours any representative of Lender to visit and inspect any of Borrower's or its Subsidiaries' properties, to examine their books of record and account and to discuss their affairs, finances and accounts with their officers, all at such reasonable times and as often as Lender may reasonably request.

     6.5. NOTICES. Deliver immediately to Lender as soon as any officer, director or Authorized Employee obtains knowledge of the occurrence of an event or the existence of any circumstance which may give rise to a Default or Event of Default, a certificate signed by an Authorized Employee specifying the nature thereof, the period of existence thereof and what action Borrower proposes to take with respect thereto.

     6.6. LITIGATION. Promptly give written notice to Lender of any action, proceeding or claim which has been commenced or threatened in writing against Borrower, any of its Subsidiaries, the Guarantor or any Pledgor, or any dispute which may exist between Borrower, any of its Subsidiaries, the Guarantor or any Pledgor and any governmental regulatory body, in which the amount involved is $100,000 or more or which, whether considered individually or when aggregated with all other such actions, proceedings, claims and disputes, would have a material adverse effect on the ability of Borrower, the Guarantor or any Pledgor to perform its obligations under this Agreement or any of the Loan Documents to which it is a party or any transaction contemplated hereby or thereby.

     6.7. PRESERVATION OF CORPORATE EXISTENCE. Maintain and preserve its corporate, limited liability company, or partnership, as applicable existence and right to carry on its business, and duly procure all necessary renewals and extensions thereof and use its reasonable best efforts to maintain, preserve and renew all rights, powers, privileges and franchises which, in the opinion of the Board of Directors or equivalent form of governing body of Borrower or such Subsidiary, as the case may be, continue to be advantageous to it.

     6.8. MAINTENANCE OF PROPERTIES. Ensure that their property and equipment used or useful in their business in whomsoever's possession they may be, are kept in good repair, working order and condition, and that from time to time there are made in such properties and equipment all needful and proper repairs, renewals, replacements, extensions, additions, betterments and improvements thereto, to the extent and in the manner customary for companies in similar businesses.

     6.9. COMPLIANCE WITH LAW. Comply with the requirements of all applicable laws, rules, regulations, court orders and decrees and orders of any governmental agency which are applicable to Borrower and each Subsidiary or to any of their properties (including, without limitation, laws, rules, regulations, court orders and

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

decrees and orders of any governmental agency with respect to employee benefits and fair labor standards and wages), the failure to comply with which, whether considered individually or when aggregated with all other failures, would reasonably be expected to have a material adverse effect on the ability of Borrower to perform its obligations under this Agreement or any of the Loan Documents to which it is a party; PROVIDED, HOWEVER, that with respect to orders of any governmental agency, Borrower and its Subsidiaries shall have the right to contest in good faith, by appropriate proceedings, the validity or imposition of any such order and upon such good faith contest to delay or refuse payment of any amount due with respect to such order, upon notice to Lender and the establishment of such reserves or the making of other appropriate provision therefor in accordance with GAAP.

     6.10. USE OF PROCEEDS. Use the proceeds of the Loans and cause Letters of Credit to be issued only for working capital and other general corporate purposes; PROVIDED, that Loan proceeds (a) of up to $250,000 per calendar year may be used to pay federal and state income taxes on behalf of the Guarantor, the Wallace Foundation and/or the Lelia H. Carroll Trust U/A Dated July 12, 1962 for the benefit of Wallace E. Carroll, Jr., and (b) may be used for other purposes approved in writing by Lender. Neither Borrower nor any Subsidiary shall use (or permit to be used) any proceeds of any of the Loans to acquire any security in any transaction which is subject to Section 12 or 13 of the Securities Exchange Act of 1934, as amended, or any regulations or rulings thereunder.

     6.11. VALUE OF PLEDGED COLLATERAL. If at any time the outstanding Obligations exceed the Collateral Base, Borrower shall within seven (7) Business Days (a) repay the outstanding Obligations in an amount sufficient to eliminate such excess, or (b) if Borrower does not have cash readily available, sell such an amount of Collateral that shall generate proceeds sufficient to eliminate such excess, and apply such proceeds to the outstanding Obligations. Payments made by Borrower to reduce the outstanding Obligations shall be applied in such order and against such Obligations as Lender shall choose in its sole discretion.

     6.12. COMPLIANCE WITH ERISA. Borrower and each Subsidiary shall maintain each Plan and Qualified Plan as to which it may have any liability in material compliance with all applicable requirements of law and regulation.

                                  ARTICLE VII.

                               NEGATIVE COVENANTS

     Borrower covenants and agrees that on and after the date hereof and until
(a) the Revolving Commitment has terminated; (b) all Loans and all interest, fees and all other obligations incurred by Borrower hereunder and under the Loan Documents have been paid in full and (c) all obligations of Lender to Borrower under this Agreement and under the Loan Documents have terminated, Borrower will not, and will cause each of its Subsidiaries not to:

     7.1. CONSOLIDATION, MERGER, SALE OF ASSETS, ETC. Without the written consent of Lender, wind up, liquidate or dissolve their affairs or enter into any transaction of merger or consolidation, or convey, sell, lease or otherwise dispose of (or agree to do any of the foregoing at any future time) all or substantially all of their property or assets.

     7.2. ERISA. Maintain or permit to exist or become a party to a Multiemployer Plan or Multiple Employer Plan.

     7.3. REGULATION U. Directly or indirectly apply any part of the proceeds of the Loans in violation of Regulation U of the Federal Reserve Board (a) to purchase or carry any Margin Stock, (b) to extend credit to others for the purpose of purchasing or carrying any Margin Stock or (c) to retire Indebtedness which was incurred to purchase or carry any Margin Stock.

                               Page 48 of 82 Pages
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     7.4.   LIENS ON BORROWER'S PROPERTY. Create, assume or suffer or permit to exist any Lien (except Liens in existence on the Closing Date listed on SCHEDULE
7.4 hereto; purchase money Liens with respect to property acquired by Borrower or its Subsidiaries in the ordinary course of their respective business; PROVIDED, that the indebtedness secured by such purchase money Liens does not exceed 80% of the fair market value of the property being acquired and such purchase money Liens do not attached to any other property of Borrower or its Subsidiaries; and Liens securing Indebtedness permitted under SECTION 7.5(b)) upon or with respect to any of its properties, whether now owned or hereafter acquired, or assign any right to receive income.

     7.5. INDEBTEDNESS. Create, incur, assume or permit or suffer to exist any Indebtedness other than:

     (a)    Indebtedness hereunder and under the Notes; and

     (b) Existing Indebtedness of Borrower and each Subsidiary which is described on SCHEDULE 7.5 hereto, PROVIDED, that (i) the principal amount of such Indebtedness shall not be increased above the principal amount thereof outstanding on the Closing Date, and (ii) no such Indebtedness shall be renewed or extended or remain outstanding after the stated maturity thereof, except, however, Borrower's guaranty of up to $2,500,000 of that certain warehouse line of credit incurred by Beacon Mortgage Company, LLC to Webster Bank may be renewed for one additional year on its renewal date in May 2002.

     7.6. SALE OF STOCK OF SUBSIDIARIES. Issue, sell or otherwise dispose of, or part with control of, any shares of stock (or warrants, rights, options, securities convertible into such stock or other similar rights to acquire stock) or Indebtedness of any Subsidiary.

                                  ARTICLE VIII.

                                EVENTS OF DEFAULT

     8.1. EVENTS OF DEFAULT. Each of the following specified events shall constitute an "Event of Default":

     (a) PAYMENTS. Borrower shall default in the payment when due of (i) any principal amount of the Loans, (ii) any interest on the Loans, (iii) any L/C Obligation or any other Obligations hereunder or under any of the Loan Documents and such default shall continue unremedied for five (5) days; or

     (b) REPRESENTATIONS OF BORROWER. Any representation, warranty or statement made by Borrower herein or in any of the Loan Documents to which it is a party or in any certificate or other document delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

     (c) REPRESENTATIONS OF PLEDGORS AND GUARANTOR. Any representation, warranty or statement made by Guarantor or any Pledgor in any Loan Document to which it or he, as the case may be, is a party, or in any certificate or other document delivered pursuant thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

     (d) COVENANTS OF BORROWER. Borrower shall (i) default in the due performance or observance by it of any term, covenant or agreement contained in
SECTION 6.1, SECTION 6.5, SECTION 6.10, SECTION 6.11 or any Section of ARTICLE VII of this Agreement or (ii) default in the due performance or observance by it of any other term, covenant or agreement contained in this Agreement or in any Loan Document to which it is a party and such default described in this CLAUSE
(ii) shall continue

                               Page 49 of 82 Pages
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unremedied for the applicable cure period, if any, or, if no such cure period is provided, then for a period of 10 days; or

     (e) COVENANTS OF THE PLEDGORS AND GUARANTOR. Guarantor or any Pledgor shall default in the due performance or observance by it or him, as the case may be, of any term, covenant or agreement contained in any Loan Document to which it or he, as the case may be, is a party and any applicable cure period, if any, shall have expired or, if no such cure period is provided, then for a period of 10 days; or

     (f) DEFAULT UNDER OTHER AGREEMENTS. Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor shall default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any Indebtedness of, or any Indebtedness directly or indirectly guaranteed by, Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor; or Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor shall default in the performance or observance of any obligation or condition with respect to any such Indebtedness or any other event shall occur if the effect of such default or event (after giving effect to any applicable grace period) is to accelerate the maturity of any such Indebtedness or to permit the holder or holders thereof, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its expressed maturity or any such Indebtedness shall become due prior to its stated maturity as a result of an event of default; or

     (g) BANKRUPTCY, ETC. Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor shall commence a voluntary case concerning itself or himself, as the case may be, under the United States Bankruptcy Code as now or hereafter in effect, or any successor thereto (the "BANKRUPTCY CODE"); or an involuntary case is commenced against Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor and the petition is not controverted within 10 days, and is not dismissed within 60 days, after commencement of the case; PROVIDED, Lender shall have no obligation to make any new Loans or issue any Letters of Credit during such 60 day period; or a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor, or Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law or any jurisdiction whether now or hereafter in effect relating to Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor, or there is commenced against Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor any such proceeding which remains undismissed for a period of 60 days or more, or Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor is adjudicated insolvent or bankrupt, or any order of relief or other order approving any such case or proceeding is entered, or Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor suffers or permits any appointment of any custodian or the like for it or him, as the case may be, or any substantial part of its or his, as the case may be, property to continue undischarged or unstayed for a period of 60 days or more, or Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor admits in writing its or his, as the case may be, inability to pay, or is generally unable to pay its or his, as the case may be, debts as they mature, or Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor makes a general assignment for the benefit of creditors or any corporate, limited liability company or partnership action (as applicable) is taken by Borrower, any Subsidiary of Borrower or any Pledgor for the purpose of effecting any of the foregoing; or

     (h) JUDGMENTS. A final judgment or final judgments for the payment of money is or are entered by a court or courts of competent jurisdiction, and all appeals therefrom have been exhausted (or the time in which appeal is permitted has lapsed without appeal being made), against Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor (other than any judgment as to which a reputable insurance company has accepted full liability in writing) and the aggregate amount of all such judgments exceeds $500,000; or

     (i)    OWNERSHIP OR CONTROL OF BORROWER. A Change of Control shall occur;
or

                               Page 50 of 82 Pages
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     (j)    DISSOLUTION. Any order, judgment or decree shall be entered in any proceeding against Borrower, any Subsidiary of Borrower or any Pledgor decreeing the dissolution or winding up of Borrower, any Subsidiary of Borrower or any Pledgor, and such order shall remain undischarged or unstayed for a period in excess of 60 days; or Guarantor shall die or become incompetent; or

     (k) LITIGATION. Any litigation, investigation or proceeding pending in any court or before any grand jury, arbitrator, regulatory commission, board, administrative agency or other governmental authority threatens to have a material adverse effect on (a) the ability of Borrower, Guarantor, any Subsidiary of Borrower any Pledgor or Freezing to perform its or his, as the case may be, obligations under this Agreement or the other Loan Documents to which it or he, as the case may be, is a party, or (b) the business, operations, properties or condition (financial or otherwise) of Borrower, any Subsidiary of Borrower or any Pledgor, or (c) the properties or condition (financial or otherwise) of Guarantor; or

     (l) OTHER AGREEMENTS. All or any provision of this Agreement or any other Loan Document shall be declared to be illegal or null and void, or the validity or enforceability thereof shall be contested by any Person, or shall be rejected or disaffirmed by any Person, or a proceeding shall be commenced by any governmental agency or authority or court or other Person seeking to establish the invalidity or enforceability thereof, or any such Person that is a party to this Agreement or any other Loan Document shall deny that it has any or further liability or obligation thereunder; or

     (m) INVALIDITY OF SECURITY DOCUMENTS. Any Security Document or any provisions thereof shall cease to give Lender the Liens, rights, powers and privileges purported to be created thereby (including without limitation a perfected security interest in, and Lien on, all of the Collateral) and superior to and prior to the rights of all third Persons subject to no other Liens; or

     (n) MATERIAL ADVERSE CHANGE. Any material adverse change occurs in, or any material adverse event occurs affecting, the ability of Borrower, any Subsidiary of Borrower, Guarantor or any Pledgor to perform its or his, as the case may be, obligations under any Loan Document to which it or he, as the case may be, is a party or any of the transactions contemplated hereby or thereby.

     8.2.   REMEDIES.

     (a) TERMINATION OF FACILITY. Upon the occurrence of any Event of Default and at any time thereafter if any Event of Default shall then be continuing, Lender may by written notice to Borrower, take any or all of the following actions, without prejudice to the rights of Lender to enforce its claims against Borrower (PROVIDED, that if an Event of Default specified in SECTION 8.1(g) shall occur, the result which would occur upon the giving of written notice by Lender to Borrower as specified in CLAUSES (i) and (ii) below, shall occur automatically without the giving of any such notice): (i) declare the Revolving Commitment terminated, whereupon all commitments and obligations of Lender under this Agreement and under the Loan Documents shall forthwith terminate immediately; (ii) declare the principal of and any accrued interest and fees in respect of all Loans and all Obligations owing hereunder and under the Loan Documents, to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by Borrower; (iii) require that Borrower Cash Collateralize all L/C Obligations, and (iv) exercise any right or remedies under this Agreement and the other Loan Documents.

     (b) RIGHT OF SET-OFF. In addition to any rights now or hereafter granted under applicable law or otherwise and not by way of limitation of any such rights, upon the occurrence and during the continuation of any Event of Default, Lender is hereby authorized at any time and from time to time, without presentment, demand, protest or other notice of any kind to Borrower or any other Person, any such notice being hereby expressly waived, and to the fullest extent permitted by law, to set off

                               Page 51 of 82 Pages
and to appropriate and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by Lender to or for the credit or the account of Borrower against any and all of the Obligations and liabilities of Borrower to Lender now or hereafter existing under this Agreement or any of the Loan Documents, including, without limitation, all claims of any nature or description arising out of or connected with this Agreement and the Loan Documents, irrespective of whether or not Lender shall have made any demand under this Agreement or any of the Loan Documents and although such Obligations, liabilities or claims, or any of them, shall be contingent or unmatured. Notwithstanding the above, Lender agrees to give Borrower prompt notice after any such set off, PROVIDED, HOWEVER, that any failure by Lender to give such notice shall not affect Lender's rights hereunder or otherwise impose any liability on Lender or create any rights in favor of Borrower.

     (c) REMEDIES NOT EXCLUSIVE. Lender shall have, in addition to the rights and remedies given it by this Agreement and the Loan Documents, all rights and remedies allowed by all applicable laws and all rights and remedies available to Lender shall be cumulative and non-exclusive.

     (d) APPLICATION OF PAYMENTS. Notwithstanding any contrary provision contained in this Agreement or in any of the Loan Documents, Borrower irrevocably waives the right to direct the application of any and all payments received by Lender from Borrower after the occurrence of any Event of Default and at any time thereafter if any Event of Default shall then be continuing, and Borrower does hereby irrevocably agree that Lender shall have the continuing exclusive right to apply and reapply any and all payments received after the occurrence of any Event of Default and at any time thereafter if any Event of Default shall then be continuing against the Obligations of Borrower under this Agreement and the Loan Documents in such manner as Lender may deem advisable, notwithstanding any entry by Lender upon any of its books and records.

                                   ARTICLE IX.

                                  MISCELLANEOUS

     9.1. DISTRIBUTION OF INFORMATION. Borrower hereby authorizes Lender, as Lender may elect in its sole discretion, to discuss with and furnish to (a) any Affiliate of Lender, Lender's attorneys or other advisors, or (b) any court, tribunal, arbitration board, government or self-regulatory agency with jurisdiction over Lender, in connection with any proceeding, cause or matter pending (or on its face purported to be pending) or in connection with any legal or regulatory requirement, litigation or procedure of any such entity relating to this Agreement or the Loan Documents or (c) any assignee or prospective assignee and any participant or prospective participant, all financial statements, audit reports and other information pertaining to Borrower and its Subsidiaries, whether such information was provided by Borrower or its Subsidiaries or prepared or obtained by Lender or third parties.

     9.2. WAIVERS OR MODIFICATIONS. Any waiver, permit, consent or approval of any Event of Default, Default or breach of any provision, condition or covenant of, or any amendment or modification to, this Agreement or any of the Loan Documents must be in writing and shall be effective only to the extent it is set forth in writing. No such waiver, permit, consent, approval, amendment or modification shall be effective without the consent of Borrower and Lender. No waiver of a specific breach, Event of Default or Default shall operate as a waiver of any other breach, Event of Default or Default or of the same breach, Event of Default or Default occurring at a later time.

     9.3.   INDEMNIFICATION.

     (a) TERMS OF INDEMNITY. Borrower agrees to indemnify and hold harmless Lender, its directors, officers, counsel and employees and each Person, if any, who controls Lender within the meaning of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (any and all of whom are referred to in this SECTION 9.3 as the "INDEMNIFIED PARTIES" and individually as an "INDEMNIFIED

                               Page 52 of 82 Pages
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PARTY"), from and against any and all losses, claims, damages and liabilities, joint or several (including all reasonable legal or other out-of-pocket expenses reasonably incurred by any of the Indemnified Parties in connection with the preparation for or defense of any pending or threatened claim, action or proceeding, whether or not resulting in any liability (including reasonable legal fees and expenses of attorneys which may be employees of Lender) to which such Indemnified Party may become subject under any applicable Federal or state law or otherwise, caused by or arising out of, or allegedly caused by or arising out of, the preparation, review, negotiation, execution, delivery or performance of this Agreement, the Loan Documents, the First Amendment to Trust Pledge Agreement, the Sixth Amendment to Pledge Agreement (collectively, the "AMENDMENTS") or any transaction contemplated hereby or thereby, other than losses, claims, damages or liabilities arising from the gross negligence or willful misconduct of the Indemnified Party. Promptly after receipt by an Indemnified Party of notice of any claim, action or proceeding with respect to which an Indemnified Party is entitled to indemnity hereunder, such Indemnified Party will notify Borrower of such claim or the commencement of such action or proceeding: PROVIDED, HOWEVER, that the failure of an Indemnified Party to give notice as provided herein shall not relieve Borrower of its obligations under this SECTION 9.3 with respect to such Indemnified Party, except to the extent that Borrower actually is prejudiced by such failure. Borrower will assume the defense of such claim, action or proceeding and will employ counsel reasonably satisfactory to the Indemnified Party and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Indemnified Party will be entitled, at the expense of Borrower, to employ counsel (and more than one if reasonably necessary) separate from counsel for Borrower and for any other party in such action if the Indemnified Party determines in its sole discretion that a conflict of interest exists which makes representation by counsel chosen by Borrower not advisable. In the event that an Indemnified Party is subpoenaed to testify or produce documents in any action or proceeding brought against Borrower or any of its Subsidiaries (or any of its officers, directors or employees) in which such Indemnified Party is not named as a defendant (and is not itself a plaintiff) or in which Borrower consents to such testimony or production, Borrower agrees to reimburse such Indemnified Party for all reasonable out-of-pocket expenses incurred by it (including reasonable fees and expenses of counsel (which counsel may be an employee of the Lender) in connection with its appearing as a witness or producing documents.

     (b) SURVIVAL. The obligations of Borrower under this SECTION 9.3 shall survive and continue to be in full force and effect notwithstanding (i) the execution and delivery of this Agreement, the Loan Documents and the Amendments,
(ii) the making of the Loans, (iii) the repayment of the Loans, (iv) the issuance of any Letter of Credit, (v) the payment in full of all interest, fees and all other obligations incurred hereunder and under the Loan Documents and
(vi) the termination of all obligations of Lender to Borrower under all Loan Documents.

     9.4. INDEPENDENT INVESTIGATION. Lender shall be entitled to rely on all representations and warranties made by Borrower under this Agreement in spite of any independent investigation performed or to be performed by or on behalf of Lender.

     9.5. FAILURE OR DELAY. No failure or delay on the part of Lender in the exercise of any power, right or privilege under this Agreement or any of the Loan Documents and no course of dealing among Borrower and Lender shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege hereunder or thereunder preclude other or further exercise of any other power, right or privilege.

     9.6. SEVERABILITY. Any provision of this Agreement or the Loan Documents which is prohibited or unenforceable in any jurisdiction shall be ineffective to the extent of such prohibition or unenforceability, but all the remaining provisions of this Agreement and the Loan Documents shall remain valid.

     9.7. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of Borrower and Lender and their respective successors and

                               Page 53 of 82 Pages
assigns and any of Lender's participants; PROVIDED, HOWEVER, that Borrower may not assign or transfer its rights or obligations under this Agreement without the prior written consent of Lender, and no such consent shall in any event relieve Borrower of its obligations hereunder.

     9.8.   NOTICES.

     (a) Any notice, communication or demand which Borrower or Lender may be required or may desire to give to another party under any provision of this Agreement or the Loan Documents to which Borrower is a party shall be: (i) given in writing and personally delivered, mailed or delivered by overnight courier service to the party to whom such notice, communication or demand is directed or
(ii) made by telecopy or facsimile transmission delivered or transmitted to the party to whom such notice, communication or demand is directed, at its address as follows:

     To Borrower:             CRL, Inc.
                              7505 Village Square Drive
                              Suite 200
                              Castle Rock, Colorado 80104
                              Attention: Jonathan Johnson

                              Telecopy: (303) 688-8800
                              Telephone: (303) 688-8802

     With a copy to:          Darren R. Hensley, Esq.
                              Brobeck Phleger & Harrison LLP
                              370 Interlocken Boulevard
                              Suite 500
                              Broomfield, Colorado 80021

                              Telecopy: (303) 410-2199
                              Telephone: (303) 410-2000

     To Lender:               The Northern Trust Company
                              50 South LaSalle Street
                              Chicago, Illinois 60675
                              Attention: Edmund H. Lester
                                        Vice President
                              Telecopy: (312) 444-7028
                              Telephone: (312) 444-3527

     With a copy to:          Gardner, Carton & Douglas
                              321 North Clark Street
                              Suite 3400
                              Chicago, Illinois 60610
                              Attention:  Edward J. Tabaczyk
                              Telephone:  (312) 245-8873
                              Telecopy:  (312) 644-3381

     (b) Any notice which is personally delivered shall be deemed to have been given on the date on which it is personally delivered. Any notice which is delivered by overnight courier service shall be deemed to have been given on the Business Day after deposit with such courier service. Any notice which is transmitted by telecopy or facsimile transmission shall be deemed to have been given on the day that such notice is transmitted upon oral confirmation of receipt. Any notice which is mailed shall be sent by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been given on the third Business Day after deposit in the mail. Notwithstanding the foregoing, any request for a Loan pursuant to SECTION 2.2 (or any telephonic notice in lieu thereof, as permitted by this Agreement) shall be effective only when actually received by Lender.

                               Page 54 of 82 Pages

     (c) Any of Borrower or Lender may change the address to which notices, requests and other communications are to be sent to it by giving written notice of such address change to the other parties in conformity with this SECTION 9.8, but such change shall not be effective until notice of such change has been received by the other parties.

     9.9. PUBLICITY. Borrower shall not, without the prior written approval of Lender, make any publicity release, advertisement, public statement or public announcement which identifies Lender by name, unless such communication is required by law.

     9.10. COSTS, EXPENSES AND FEES. Borrower agrees to reimburse promptly Lender (a) for all reasonable out-of-pocket costs and expenses, including, without limitation, due diligence and audit expenses and reasonable fees and expenses of auditors, attorneys (which attorneys may be Lender's employees and including, without limitation, Gardner, Carton & Douglas, special counsel for Lender) and other advisors, expended or incurred in the preparation, review, negotiation, execution and delivery, and filing and recording as necessary, of this Agreement, the Loan Documents, the Amendments or in amending or waiving provisions of this Agreement and such other agreements or in obtaining advice from auditors, attorneys and other advisors regarding its rights and responsibilities under this Agreement and such other documents, whether or not the transactions hereby contemplated are consummated, and (b) for all reasonable out-of-pocket costs and expenses, including, without limitation, reasonable fees and expenses of auditors, attorneys (which attorneys may be Lender's employees) and other advisors, expended or incurred by Lender after a Default or Event of Default in collecting any sum which becomes due under this Agreement, the Loan Documents, in negotiations with respect to restructuring or "working out" the credit facilities or in the protection, perfection, preservation and enforcement of any and all rights of Lender in connection with this Agreement and the Loan Documents, including, without limitation, the fees and costs incurred in any out-of-court work-out or bankruptcy or reorganization proceeding. Borrower shall pay and hold Lender harmless from and against any and all present and future stamp and other similar Taxes with respect to the foregoing matters and save Lender harmless from and against any and all liabilities with respect to or resulting from any delay or omission (other than to the extent attributable to Lender) to pay such Taxes.

     9.11.  RESERVED.

     9.12. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     9.13. GOVERNING LAW. The validity, construction and enforcement of this Agreement and the Loan Documents and the rights and obligations of the parties hereunder and thereunder shall be governed by and construed and interpreted in accordance with the substantive laws of the State of Illinois (without regard to conflicts of law principles).

     9.14. SERVICE OF PROCESS. Borrower irrevocably consents to the service of process in any action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to Borrower, such service to be effective ten (10) days after such mailing notwithstanding SECTION 9.8 above. Borrower absolutely and irrevocably consents and submits to the jurisdiction of the courts of the State of Illinois and of any Federal court located in such State in connection with any action or proceeding brought against Borrower by Lender arising out of or relating to this Agreement or the Loan Documents. Nothing herein shall affect the right to serve process in any other manner permitted by law. Borrower hereby irrevocably designates James Elsen, Carroll International Corporation, 2340 Des Plaines Avenue, Suite 303, Des Plaines, Illinois 60018-3224, as the designee, appointee and agent of Borrower to receive, for and on behalf of Borrower, service of process in such respective jurisdictions in any legal action or proceeding with respect to this Agreement or the other Loan Documents and such service shall be deemed completed 10 days after delivery

                               Page 55 of 82 Pages
thereof to said agent notwithstanding SECTION 9.8 above. It is understood that a copy of such process served on any such agent will be promptly forwarded by mail to Borrower at its address set forth in SECTION 9.8, but the failure of Borrower to receive such copy shall not affect in any way the service of such process. Borrower further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to Borrower at its said address, such service to become effective 30 days after such mailing notwithstanding SECTION 9.8 above. Nothing herein shall affect the right of Lender to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against Borrower in any other jurisdiction.

     9.15. RECAPTURE. To the extent Lender receives any payment by or on behalf of Borrower, which payment or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to Borrower or its estate, trustee, receiver, custodian or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligation or part thereof which has been paid, reduced or satisfied by the amount so repaid shall be reinstated and shall be included within the liabilities of Borrower to Lender as of the date such initial payment, reduction or satisfaction occurred.

     9.16. COMPLETE AGREEMENT. This Agreement, together with the exhibits and schedules to this Agreement, the Loan Documents to which Borrower and Lender are parties and the other documents delivered on the Closing Date, is intended by each of Borrower and Lender as a final expression of their agreement and is intended as a complete statement of the terms and conditions of their agreement.

     9.17. CAPTIONS. The descriptive headings of the various sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

     9.18. WAIVER OF JURY TRIAL. BORROWER AND LENDER ABSOLUTELY AND IRREVOCABLY WAIVE TRIAL BY JURY AND ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH BORROWER OR LENDER MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING, INCLUDING WITH RESPECT TO ANY MATTER WHICH NIGHT BE ASSERTED AGAINST LENDER BY BORROWER, IN ANY SUCH ACTION OR PROCEEDING.

     9.19. WAIVER. Borrower has advised Lender that an Event of Default occurred under Section 8.1(m) (Events of Default) of the Prior Credit Agreement as a result of the closing price of the common stock of Katy being below $4.00 for five (5) consecutive trading days. Borrower has also advised Lender that an Event of Default has occurred and is continuing under SECTION 8.1(f) (Events of Default) of this Agreement as a result of Borrower's Subsidiary, Freezing in Florida, LLC, violating certain financial covenants under Section 4.1(u) of that certain Letter of Credit and Reimbursement Agreement between Freezing in Florida, LLC and Bank of America National Association dated as of September 1, 1999 for the periods ending June 30, 2001, September 30, 2001 and December 31, 2001. Borrower has further advised Lender that the Event of Default under
SECTION 8.1(f) (Events of Default) of this Agreement that is now occurring as a result of Freezing in Florida, LLC's violation of Section 4.1(u) of the aforementioned Letter of Credit and Reimbursement Agreement may continue for a certain unknown time period in the future. On the Closing Date, Lender waives the Event of Default under Section 8.1(m) of the Prior Credit Agreement and further waives, as of and through June 30, 2002 only, the Event of Default under
SECTION 8.1(f) of this Agreement. Lender's waiver of said Events of Default also extends for such specified time periods and in accordance with this SECTION 9.19 to any event of default, default or similar event that may have occurred in any other Loan Document as a result of said Events of Default. Lender's waiver of said Events of Default is limited to the specific facts giving rise to such Events of Default described above and shall not be deemed a waiver of or consent to any other failure to comply with the terms of SECTION 8.1 of this Agreement or any other provisions of this Agreement.

                               Page 56 of 82 Pages

Such waiver shall not prejudice or constitute a waiver of any right or remedies which the Lender may have or be entitled to with respect to any other breach of
SECTION 8.1 or any other provision of this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

                               Page 57 of 82 Pages

     IN WITNESS WHEREOF, Borrower and Lender have caused this Agreement to be duly executed as of the day and year first above written.

                                    CRL, INC.

                                    By:
                                        ----------------------------------------
                                    Name:
                                          --------------------------------------
                                    Title:
                                           -------------------------------------

                                    THE NORTHERN TRUST COMPANY

                                    By:
                                        ----------------------------------------
                                    Name:
                                          --------------------------------------
                                    Title:
                                           -------------------------------------

                               Page 58 of 82 Pages

                                                                       EXHIBIT B

                                 SIXTH AMENDMENT
                               TO PLEDGE AGREEMENT

     This Sixth Amendment to Pledge Agreement (this "AMENDMENT"), dated as of August 31, 2001 (the "EFFECTIVE DATE"), is entered into between CRL, INC., a Delaware corporation (the "BORROWER"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

     A. The Borrower and the Lender have concurrently herewith entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001 (as amended from time to time the "CREDIT AGREEMENT") which amends and restates that certain Amended and Restated Revolving Credit Agreement dated as of December 9, 1993, as amended by a First Amendment thereto dated as of December 31, 1994, a Second Amendment thereto dated as of December 31, 1995, a Third Amendment thereto dated as of October 31, 1996, a Fourth Amendment thereto dated as of December 31, 1997, a Fifth Amendment thereto dated as of December 31, 1998, a Sixth Amendment thereto dated as of August 25, 1999, a Seventh Amendment thereto dated as of February 29, 2000 and an Eighth Amendment thereto dated as of February 28, 2001 (said Amended and Restated Revolving Credit Agreement, as amended, the "PRIOR CREDIT AGREEMENT"). The terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement.

     B. In connection with the Prior Credit Agreement, the Borrower has executed and delivered to the Lender a certain Pledge Agreement, dated as of December 31, 1995, as amended by a First Amendment thereto dated as of October 31, 1996, a Second Amendment thereto dated as of December 31, 1997, a Third Amendment thereto dated as of August 25, 1999, a Fourth Amendment thereto dated as of February 28, 2001 and a Fifth Amendment thereto dated as of June 2, 2001 (said Pledge Agreement, as heretofore amended, the "PLEDGE AGREEMENT").

     C. The Borrower and the Lender desire to amend the Pledge Agreement in certain respects as set forth herein.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. AMENDMENTS TO THE PLEDGE AGREEMENT.

            1.1. GLOBAL CHANGES THROUGHOUT PLEDGE AGREEMENT. All references throughout the Pledge Agreement, including, without limitation, Schedule A thereto, to Modtech Holdings, Inc. are hereby deleted as of the Effective Date.

            1.2. SECTION 1(g) OF THE PLEDGE AGREEMENT. SECTION 1(g)(ii) of the Pledge Agreement is hereby amended as of the Effective Date by (a) deleting the comma appearing immediately before CLAUSE (B) appearing therein and inserting the word "and" in its place, and (b) deleting the phrase "and (C) in accordance with the terms and provisions of the Stock Voting Agreement, as limited by the Letter Agreement, with respect to the common stock of Katy only" appearing therein.

            1.3. SECTION 1(j) OF THE PLEDGE AGREEMENT. SECTION 1(j) of the Pledge Agreement is hereby amended as of the Effective Date by deleting the following phrase at the end of the sentence thereof: "except to comply with the covenants and agreements of Pledgor in the Stock Voting Agreement, as limited by the Letter Agreement."

            1.4. SECTION 2(b) OF THE PLEDGE AGREEMENT. SECTION 2(b) of the Pledge Agreement is hereby amended as of the Effective Date by deleting the following phrase at the beginning of the second sentence thereof:

                               Page 59 of 82 Pages

                    "Except in accordance with the express agreements of the Pledgee contained in that certain letter agreement of the Pledgee regarding the Stock Voting Agreement, dated as of June 2, 2001, executed and delivered by the Pledgee and acknowledged and approved by the Pledgor and Wallace E. Carroll, Jr. (the "LETTER AGREEMENT"),".

            1.5. SECTION 3 OF THE PLEDGE AGREEMENT. SECTION 3 of the Pledge Agreement is hereby amended as of the Effective Date by deleting the phrase "Letter Agreement" appearing at the end of the second sentence therein and substituting therefor the phrase "letter agreement regarding the Stock Voting Agreement, dated as of August 31, 2002 executed and delivered by the Pledgee and acknowledged and approved by Pledgor, Wallace E. Carroll, Jr. and Wallace E. Carroll, Jr., Amelia M. Carroll and Philip E. Johnson, not individually but solely as trustees under Trust Agreement dated May 1, 1958, as amended from time to time and known as the Wallace E. and Lelia H. Carroll Trust for the benefit of Wallace E. Carroll, Jr. (the "LETTER AGREEMENT")."

            1.6. SECTION 8 OF THE PLEDGE AGREEMENT. SECTION 8 of the Pledge Agreement is hereby amended as of the Effective Date as follows:

            (a) SECTION 8(a) is hereby amended by deleting the following phrase appearing before the colon in the first sentence thereof: ", not inconsistent with the express terms of the Letter Agreement";

            (b) SECTION (a)(i) is hereby amended by adding the following phrase before the semi-colon appearing at the end of clause (i) therein: ", not inconsistent with the express terms of the Letter Agreement"; and

            (c) SECTION 8(d) is hereby amended by deleting the following phrase appearing in the first sentence thereof: ", not inconsistent with the express terms of the Letter Agreement,".

            1.7. SECTION 24 OF THE PLEDGE AGREEMENT. SECTION 24 of the Pledge Agreement is hereby amended as of the Effective Date as follows:

            (a) SECTION 24(d) of the Pledge Agreement is hereby amended and restated in its entirety to read as follows:

            "(d)    Pledgor agrees not to sell or otherwise dispose of, and not to permit any Related Person to sell or otherwise dispose of, other than by gift to a person who is not a Related Person or an "affiliate" (as defined in Rule 144), Pledgor's Shares and/or Related Persons' Shares with a value in excess of $250,000 in the aggregate during any calendar year. The sale of any of Pledgor's Shares or Related Persons' Shares, the proceeds of which, less customary costs of sale or liquidation and taxes payable as a result of such sale, are used solely to pay down the Obligations shall be specifically excluded in calculating the $250,000 in the immediately preceding sentence."; and

            (b) SECTION 24(f) of the Pledge Agreement is hereby amended by deleting the phrase "without regard to the Stock Voting Agreement" appearing therein.

     2. REPRESENTATIONS AND WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

            2.1. AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Pledge Agreement, as amended hereby.

            2.2. NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Borrower of its obligations under the Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower with the exception of the Stock Voting Agreement, as limited by the Letter Agreement (as such terms are defined in the Pledge Agreement).

                               Page 60 of 82 Pages

            2.3. VALIDITY AND BINDING EFFECT. The Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3. CONDITIONS PRECEDENT TO AMENDMENT. This Amendment shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

            3.1. DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the date of the Effective Date or other date satisfactory to the Lender, in form and substance reasonably satisfactory to the Lender:

            (a) AMENDMENT. Counterparts of this Amendment.

            (b) CONDITIONS PRECEDENT IN CREDIT AGREEMENT. The conditions precedent in Section 5 of the Credit Agreement shall have been satisfied in form and substance reasonably satisfactory to the Lender.

            (c) OTHER. Such other documents as the Lender may reasonably request.

            3.2. NO DEFAULT. As of the closing date, no Event of Default or Default under the Loan Documents shall have occurred and be continuing.

            3.3. REPRESENTATIONS AND WARRANTIES. As of the closing date, the representations and warranties in ARTICLE IV of the Credit Agreement, in the Loan Documents and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement.

     4. GENERAL.

            4.1. EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable out-of-pocket expenses, including reasonable attorneys' and legal assistants' fees and expenses (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment and any documents required to be furnished herewith or therewith.

            4.2. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

            4.3. SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

            4.4. CONFIRMATION OF THE CREDIT AGREEMENT AND THE PLEDGE AGREEMENT. The Credit Agreement, the Pledge Agreement, as amended hereby, the Notes and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed in all respects.

            4.5. REFERENCES TO THE PLEDGE AGREEMENT. On the Effective Date, each reference in the Pledge Agreement to "this Agreement", or "herein" and each reference in the Credit Agreement and the other Loan Documents to the "Pledge Agreement" or like references shall be deemed to refer to the Pledge Agreement, as amended hereby.

                               Page 61 of 82 Pages

            4.6. COUNTERPARTS. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

                           (SIGNATURE PAGE TO FOLLOW)

                               Page 62 of 82 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed at Chicago, Illinois as of the date first written above.

                                    CRL, INC.

                                    By:
                                        ----------------------------------------

                                    Title:
                                           -------------------------------------


                                    THE NORTHERN TRUST COMPANY

                                    By:
                                        ----------------------------------------

                                    Title
                                          --------------------------------------

                               Page 63 of 82 Pages

                                                                       EXHIBIT C

                                SECOND AMENDMENT
                          TO GUARANTOR PLEDGE AGREEMENT

     This Second Amendment to Guarantor Pledge Agreement (this "AMENDMENT"), dated as of August 31, 2001 (the "EFFECTIVE DATE"), is entered into between Wallace E. Carroll, Jr. (the "GUARANTOR"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

     A. CRL, Inc., a Delaware corporation (the "BORROWER") and the Secured Party have concurrently herewith entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001 (as amended from time to time, the "CREDIT AGREEMENT"), which amends and restates that certain Amended and Restated Revolving Credit Agreement dated as of December 9, 1993, as amended by a First Amendment thereto dated as of December 31, 1994, a Second Amendment thereto dated as of December 31, 1995, a Third Amendment thereto dated as of October 31, 1996, a Fourth Amendment thereto dated as of December 31, 1997, a Fifth Amendment thereto dated as of December 31, 1998, a Sixth Amendment thereto dated as of August 25, 1999, a Seventh Amendment thereto dated as of February 29, 2000 and an Eighth Amendment thereto dated as of February 28, 2001 (said Amended and Restated Revolving Credit Agreement, as amended, the "PRIOR CREDIT AGREEMENT"). The terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement.

     B. In connection with the Prior Credit Agreement, the Guarantor has executed and delivered to the Lender a certain Pledge Agreement, dated as of February 28, 2001, as amended by a First Amendment to Guarantor Pledge Agreement dated as of June 2, 2001 (the "GUARANTOR PLEDGE AGREEMENT").

     C. The Guarantor and the Lender desire to amend the Guarantor Pledge Agreement in certain respects as set forth herein.

     NOW, THEREFORE, the parties hereto agree as follows:

     5.     AMENDMENTS TO THE PLEDGE AGREEMENT.

            5.1.         SECTION 4(a) OF THE GUARANTOR PLEDGE AGREEMENT.
SECTION 4(a) of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

            (a) CLAUSE (ii) is hereby amended by inserting the following phrase before the period therein: ", as limited by that certain letter agreement of Secured Party regarding the Stock Voting Agreement, dated as of August 31, 2001, executed and delivered by Secured Party and acknowledged and approved by the Debtor, Borrower and Wallace E. Carroll, Jr., Amelia M. Carroll and Philip
E. Johnson, not individually but solely as trustees under Trust Agreement dated May 1, 1958, as amended from time to time and known as the Wallace E. and Lelia
H. Carroll Trust for the benefit of Wallace E. Carroll, Jr."; and

            (b) CLAUSE (v) is hereby amended and restated in its entirety as follows:

            "(v) Except as provided in SECTION 19 of this Agreement with respect to the shares of stock of Katy Industries, Inc. only, the Securities Act (as defined hereinafter) and state securities laws affecting the offering and sale by Persons such as Secured Party of securities such as the Collateral and the reporting of a sale of the shares of stock of Katy Industries, Inc. by the Debtor in filings required under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, the sale of the Collateral by Secured Party is not prohibited or regulated by any federal or state law or regulation or any agreement binding upon Debtor, and requires no registration or filing with, or consent or approval of, any governmental body, regulatory authority or securities exchange."

                               Page 64 of 82 Pages

            5.2. SECTION 6 OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 6 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

            (a) SUBSECTION 6(b) is hereby amended by deleting the following phrase appearing therein: "except as expressly provided in the Letter Agreement"; and

            (b) SUBSECTION 6(c) is hereby amended by deleting the following phrase appearing therein: ", subject to the express terms of the Letter Agreement,".

            5.3. SECTION 7 OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 7 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date by
(a) deleting the following phrase appearing therein: "Except as expressly provided in the Letter Agreement," and (b) inserting the following phrase before the period in the first sentence thereof: "; provided, however, that Secured Party shall exercise the voting rights consistent with the terms of the Stock Voting Agreement, as limited by the Letter Agreement."

            5.4.         SECTION 10 OF THE GUARANTOR PLEDGE AGREEMENT.
SECTION 10 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

            (a) SUBSECTION 10(a) of the Guarantor Pledge Agreement is hereby amended by deleting the following phrase appearing in the second sentence thereof: ", not inconsistent with the express terms of the Letter Agreement,"; and

            (b) SUBSECTION 10(b) of the Guarantor Pledge Agreement is hereby amended by deleting the following phrases appearing therein:

            "(such rights and remedies being subject to the express terms of the Letter Agreement)" and "subject to the express terms of the Letter Agreement".

            5.5.         SECTION 19 OF THE GUARANTOR PLEDGE AGREEMENT.
SECTION 19 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

            (a) SUBSECTION 19(b)(iii) of the Guarantor Pledge Agreement is hereby amended by deleting the following phrase appearing therein: "Except for the Stock Voting Agreement";

            (b) SUBSECTION 19(d) of the Guarantor Pledge Agreement is hereby amended and restated in its entirety to read as follows:

                    "(d) Debtor agrees not to sell or otherwise dispose of, and not to permit any Related Person to sell or otherwise dispose of, other than by gift to a person who is not a Related Person or an "affiliate" (as defined in Rule 144), Debtor's Shares and/or Related Persons' Shares with a value in excess of $250,000 in the aggregate during any calendar year. The sale of any of Debtor's Shares or Related Persons' Shares, the proceeds of which, less customary costs of sale or liquidation and taxes payable as a result of such sale, are used solely to pay down the Liabilities shall be specifically excluded in calculating the $250,000 in the immediately preceding sentence."; and

            (c) SUBSECTION 19(f) of the Guarantor Pledge Agreement is hereby amended by deleting the phrase "without regard to the Stock Voting Agreement" appearing therein.

     6. REPRESENTATIONS AND WARRANTIES. To induce the Lender to enter into this Amendment, the Guarantor warrants that:

            6.1. AUTHORIZATION. The Guarantor is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Guarantor Pledge Agreement, as amended hereby.

                               Page 65 of 82 Pages

            6.2. NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Guarantor of its obligations under the Guarantor Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or of any agreement binding upon the Guarantor, with the exception of the Stock Voting Agreement, as limited by the Letter Agreement.

            6.3. VALIDITY AND BINDING EFFECT. The Guarantor Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     7. CONDITIONS PRECEDENT TO AMENDMENT. This Amendment shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

            7.1. DOCUMENTATION. The Guarantor shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the date of the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

            (a)     AMENDMENT. Counterparts of this Amendment.

            (b)     LETTER AGREEMENT. A duly executed Letter Agreement.

            (c) CONDITIONS PRECEDENT IN THE CREDIT AGREEMENT. The conditions precedent in Section 5 of the Credit Agreement shall have been satisfied in form and substance satisfactory to Lender.

            (d) OTHER. Such other documents as the Lender may reasonably request.

            7.2. NO DEFAULT. As of the closing date, no Event of Default or Default under the Loan Documents or any event that would accelerate the payment of the Liabilities under the Guaranty shall have occurred and be continuing.

            7.3. REPRESENTATIONS AND WARRANTIES. As of the closing date, the representations and warranties in the Credit Agreement, in the Loan Documents and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement, the Loan Documents or the Guaranty.

     8.     GENERAL.

            8.1. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

            8.2. SUCCESSORS. This Amendment shall be binding upon the Guarantor and the Lender and their respective successors and assigns, and shall inure to the benefit of the Guarantor and the Lender and the successors and assigns of the Lender.

            8.3. CONFIRMATION OF THE GUARANTY AND THE GUARANTOR PLEDGE AGREEMENT. The Guaranty and the Guarantor Pledge Agreement, as amended hereby, remain in full force and effect and are hereby ratified and confirmed in all respects.

            8.4. REFERENCES TO THE GUARANTOR PLEDGE AGREEMENT. On the Effective Date, each reference in the Guarantor Pledge Agreement to "this Agreement", or "herein" and each reference in the Credit Agreement and the other Loan Documents to the "Guarantor Pledge Agreement" or like references shall be deemed to refer to the Guarantor Pledge Agreement, as amended hereby.

            8.5. COUNTERPARTS. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart

                               Page 66 of 82 Pages
of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

                               Page 67 of 82 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed at Chicago, Illinois as of the date first written above.

                                    --------------------------------------------
                                    Wallace E. Carroll, Jr., individually

                                    THE NORTHERN TRUST COMPANY

                                    By:
                                        ----------------------------------------

                                    Title
                                          --------------------------------------

                               Page 68 of 82 Pages

                                                                       EXHIBIT D

                                 FIRST AMENDMENT
                            TO TRUST PLEDGE AGREEMENT

     This First Amendment to Trust Pledge Agreement (this "AMENDMENT"), dated as of August 31, 2001 (the "EFFECTIVE DATE"), is entered into between Wallace E. Carroll, Jr., Amelia M. Carroll and Philip E. Johnson, not individually but solely as trustees under Trust Agreement dated May 1, 1958, as amended from time to time and known as the Wallace E. and Lelia H. Carroll Trust for the benefit of Wallace E. Carroll, Jr. (the trustees in their capacities as trustees under the Trust and the Trust, each and collectively referred to herein as the "DEBTOR"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "SECURED PARTY").

                                    RECITALS:

     A. CRL, Inc., a Delaware corporation (the "BORROWER") and the Secured Party have concurrently herewith entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001 (as amended from time to time, the "CREDIT AGREEMENT"), which amends and restates that certain Amended and Restated Revolving Credit Agreement dated as of December 9, 1993, as amended by a First Amendment thereto dated as of December 31, 1994, a Second Amendment thereto dated as of December 31, 1995, a Third Amendment thereto dated as of October 31, 1996, a Fourth Amendment thereto dated as of December 31, 1997, a Fifth Amendment thereto dated as of December 31, 1998, a Sixth Amendment thereto dated as of August 25, 1999, a Seventh Amendment thereto dated as of February 29, 2000 and an Eighth Amendment thereto dated as of February 28, 2001 (said Amended and Restated Revolving Credit Agreement, as amended, the "PRIOR CREDIT AGREEMENT"). The terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement.

     B. In connection with the Prior Credit Agreement, the Debtor has executed and delivered to the Secured Party a certain Pledge Agreement, dated as of February 28, 2001 (the "TRUST PLEDGE AGREEMENT").

     C. The Trust Pledge Agreement was executed in part by Robert E. Kolek, as co-trustee under the Trust. Since the time of execution of the Trust Pledge Agreement, Robert E. Kolek has resigned as a co-trustee under the Trust and Philip E. Johnson has been appointed as a co-trustee and in such capacity will execute this Amendment along with the other co-trustees.

     D. The Debtor and the Secured Party desire to amend the Trust Pledge Agreement in certain respects as set forth herein.

     NOW, THEREFORE, the parties hereto agree as follows:

     9. AMENDMENTS TO THE PLEDGE AGREEMENT.

            9.1. SECTION 2(a) OF THE TRUST PLEDGE AGREEMENT. SECTION 2(a) of the Trust Pledge Agreement is hereby amended as of the Effective Date by inserting the following phrase before the first sentence appearing therein: "(i) Those certain shares of stock listed on SCHEDULE 1 attached hereto, as such schedule may change from time to time, and (ii)".

            9.2. SECTION 3 OF THE TRUST PLEDGE AGREEMENT. SECTION 3 of the Trust Pledge Agreement is hereby amended as of the Effective Date by inserting the following after the last sentence appearing therein:

     "Except as may be otherwise specifically provided in any separate agreement executed by Debtor and Secured Party, Secured Party's recourse against Debtor with respect to the Liabilities shall be limited to the Trust Collateral and Debtor shall have no personal liability with respect to the Liabilities; PROVIDED, HOWEVER, that Debtor shall have personal liability to Secured Party for (i) any damages, costs, losses or expenses suffered by Secured Party as a result of the lack of authenticity or

                               Page 69 of 82 Pages
     genuineness of the Trust Collateral delivered to Secured Party hereunder or the failure of Debtor to deliver any items required to be delivered by it hereunder or the commission of any fraud by the Debtor under this Agreement or under any other Loan Document to which it is a party or in any transaction contemplated hereby or thereby or the breach of any representation, warranty or covenant contained herein or made in connection herewith or otherwise perform its obligations hereunder or under any other Loan Documents to which it is a party (including any indemnity obligations); or (ii) the payment of expenses due from Debtor hereunder or under any other Loan Documents to which it is a party. For the purposes of this SECTION 3, "personal liability" of the Debtor shall mean Secured Party's recourse, with respect to the Trust, against the Trust as a legal entity and all of its assets, whether held in the name of the Trust or in the name of its trustees, and with respect to the trustees under the Trust, except for any fraud committed by any Debtor as described above in which case Secured Party shall retain all of its rights and remedies hereunder and under applicable law and equity against that Debtor, against the trustees in their capacity only as trustees under the Trust, and not in their individual capacity, and only to any of the assets that the trustees hold in their name for the Trust in their capacity as trustee, but not to any of the assets that the trustee holds in their individual capacity."

            9.3. SECTION 4(a) OF THE TRUST PLEDGE AGREEMENT. SECTION 4(a) of the Trust Pledge Agreement is hereby amended as of the Effective Date as follows:

            (a) CLAUSE (ii) is hereby amended by inserting the following phrase before the period therein: ", except for that certain Stock Voting Agreement by and among KKTY Holding Company, L.L.C. ("KKTY") and the shareholders named therein dated as of June 2, 2001 (the "STOCK VOTING AGREEMENT"), as limited by that certain letter agreement of Secured Party regarding the Stock Voting Agreement, dated as of August 31, 2001, executed and delivered by Secured Party and acknowledged and approved by the Debtor, Borrower and Wallace E. Carroll, Jr. (the "LETTER AGREEMENT")"; and

            (b) CLAUSE (vii) is hereby amended and restated in its entirety as follows:

            "(vii) Except as provided in SECTION 20 of this Agreement with respect to the shares of stock of Katy Industries, Inc. only, the Securities Act (as defined hereinafter) and state securities laws affecting the offering and sale by Persons such as Secured Party of securities such as the Collateral and the reporting of a sale of the shares of stock of Katy Industries, Inc. by the Debtor in filings required under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, the sale of the Collateral by Secured Party is not prohibited or regulated by any federal or state law or regulation or any agreement binding upon Debtor, and requires no registration or filing with, or consent or approval of, any governmental body, regulatory authority or securities exchange."

            9.4. SECTION 7 OF THE TRUST PLEDGE AGREEMENT. SECTION 7 of the Trust Pledge Agreement is hereby amended as of the Effective Date by inserting the following phrase before the period in the first sentence thereof: "; provided, however, that Secured Party shall exercise the voting rights consistent with the terms of the Stock Voting Agreement, as limited by the Letter Agreement."

            9.5. SECTION 13 OF THE TRUST PLEDGE AGREEMENT. SECTION 13 of the Trust Pledge Agreement is hereby amended as of the Effective Date by adding a new CLAUSE (e) thereto to read as follows:

            "(e) References to "Collateral" in this SECTION 13 shall refer only to Collateral in respect of the Securities Account and shall not

                               Page 70 of 82 Pages
     refer to any of the securities or other Collateral in respect thereof listed on SCHEDULE 1 hereto."

            9.6. SECTION 20 OF THE TRUST PLEDGE AGREEMENT. A new SECTION 20 is hereby added to the Trust Pledge Agreement as of the Effective Date to read as follows:

     "20.   SPECIAL PROVISIONS REGARDING CONTROL AND/OR RESTRICTED STOCK
     PERTAINING TO RULE 144.

            (a) For purposes of this SECTION 20, "Related Person" means, from time to time:

                    (i) any trust or estate in which Debtor owns ten percent (10%) or more of the total beneficial interest or of which it serves as trustee, executor or in any similar capacity; and

                    (ii) any corporation or other organization (other than Katy
            Industries, Inc., hereinafter referred to as the "ISSUER") in which Debtor or any person mentioned in (i) is the beneficial owner collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.

            (b) Debtor represents and warrants that:

                    (i) Debtor is the legal, equitable and beneficial owner of
            603,000 shares of the common stock ("DEBTOR'S SHARES") of the Issuer, which includes the stock pledged as Collateral, free and clear of all liens, claims and encumbrances other than in favor of Secured Party. As of March 22, 2002, Debtor's Shares comprised approximately 7.2% of all outstanding shares of common stock of the Issuer (and constitutes approximately 3.0% as of March 22, 2002, assuming the conversion of 700,000 shares of convertible preferred stock, par value $100.00 per share, of the Issuer into 11,666,666 shares of common stock of the Issuer as contemplated by the Stock Voting Agreement).

                    (ii) The Related Persons are the legal, equitable and
            beneficial owners of 2,378,081 shares of the common stock ("RELATED PERSONS' SHARES") of the Issuer. The Related Persons' Shares comprises approximately 28.3% of all outstanding shares of common stock of the Issuer as of March 22, 2002 (and constitutes approximately 11.9% as of March 22, 2002, assuming the conversion of 700,000 shares of convertible preferred stock, par value $100.00 per share, of the Issuer into 11,666,000 shares of common stock of the Issuer as contemplated by the Stock Voting Agreement).

                    (iii) There are no stockholder agreements or other
            restrictions on, or laws, rules or regulations prohibiting or limiting, the sale or other disposition of Debtor's Shares other than restrictions under the Securities Act (including the type of restriction which can be removed by compliance with Securities and Exchange Commission Rule 144 ("RULE 144")) and state securities laws affecting the offering and sale by Persons such as Secured Party of securities such as the Debtor's Shares.

            (c) Debtor agrees to take or cause to be taken such actions, and to execute and deliver or cause to be executed and delivered such documents and instruments, all at Debtor's expense, as Secured Party may deem reasonably necessary or appropriate from time to time to cause a sale of Debtor's Shares in compliance with Rule 144; Debtor also

                               Page 71 of 82 Pages
     irrevocably authorizes Secured Party to take or cause to be taken such actions, and execute and deliver or cause to be executed and delivered such documents and instruments, on Debtor's behalf.

            (d) Debtor agrees not to sell or otherwise dispose of, and not to permit any Related Person to sell or otherwise dispose of, other than by gift to a person who is not a Related Person or an "affiliate" (as defined in Rule 144), Debtor's Shares and/or Related Persons' Shares with a value in excess of $250,000 in the aggregate during any calendar year. The sale of any of Debtor's Shares or Related Persons' Shares, the proceeds of which, less customary costs of sale or liquidation and taxes payable as a result of such sale, are used solely to pay down the Liabilities shall be specifically excluded in calculating the $250,000 in the immediately preceding sentence.

            (e) Debtor agrees to provide, or cause to be provided, to Secured Party such information and copies of documents as Secured Party may reasonably request concerning the amount, manner and other aspects of sales or other dispositions of Debtor's Shares or Related Persons' Shares of any nature whatsoever

            (f) As to any matter covered by or related to this SECTION 20, and without limiting Secured Party's rights under other terms of this Agreement, and after an Event of Default, Debtor, for itself and its successors, personal representatives and assigns, hereby irrevocably grants Secured Party a POWER OF ATTORNEY, with full power of substitution, to take actions (not inconsistent with the express terms of the Letter Agreement) and execute and deliver documents and instruments, in Debtor's name, place and stead, which power of attorney shall be deemed coupled with an interest. Debtor hereby ratifies all that Secured Party shall do, execute or deliver in accordance with such power of attorney.

            (g) Whenever the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and/or under any state securities law and the registration form to be used may be used for the registration of Debtor's Shares, Debtor shall use its reasonable best efforts to cause the Issuer to include Debtor's Shares in such registration. In connection with any such registration, (i) Debtor shall be responsible for all reasonable fees and expenses in connection with such registration (including for payment of Secured Party's reasonable expenses (including, without limitation, reasonable attorneys' fees) in connection with such registration), (ii) Debtor shall gives its full cooperation by doing such acts and providing such documents, statements and notices as reasonably required to give effect to the registration, (iii) Debtor shall provide copies of all documents, reports, statements and notices given to or received by the Debtor in connection with such registration to the Secured Party and (iv) Debtor shall indemnify Secured Party for any and all losses, claims, damages or liabilities that arise out of or are based upon any false statement or omission of facts or violation of any securities laws by Debtor or the Issuer in connection with the registration of any of Debtor's Shares."

            9.7. SCHEDULE 1 TO THE TRUST PLEDGE AGREEMENT. A new SCHEDULE 1 is hereby added to the Trust Pledge Agreement to be in the form of the SCHEDULE 1 attached hereto as EXHIBIT A

     10. REPRESENTATIONS AND WARRANTIES. To induce the Secured Party to enter into this Amendment, the Debtor represents and warrants that:

            10.1. AUTHORIZATION. The Debtor is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Trust Pledge Agreement, as amended hereby.

                               Page 72 of 82 Pages

            10.2. NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Debtor of its obligations under the Trust Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or the Trust Agreement or of any agreement binding upon the Debtor with the exception of the Stock Voting Agreement, as limited by the Letter Agreement.

            10.3. VALIDITY AND BINDING EFFECT. The Trust Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Debtor, enforceable against the Debtor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     11. CONDITIONS PRECEDENT TO AMENDMENT. This Amendment shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

            11.1. DOCUMENTATION. The Debtor shall have delivered to the Secured Party all of the following, each duly executed by the appropriate parties and dated the date of the Effective Date or other date satisfactory to the Secured Party, in form and substance reasonably satisfactory to the Secured
Party:

            (a)     AMENDMENT. Fully executed counterparts of this Amendment.

            (b) CONDITIONS PRECEDENT IN THE CREDIT AGREEMENT. The conditions precedent in Section 5 of the Credit Agreement shall have been satisfied in form and substance satisfactory to Secured Party.

            (c) AMENDMENTS TO TRUST AGREEMENT. Copies of any and all amendments, modifications and other changes to the Trust Agreement since last delivered to the Secured Party on February 28, 2001.

            (d) OTHER. Such other documents as the Secured Party may reasonably request.

            11.2. NO DEFAULT. As of the closing date, no Event of Default or Default under the Loan Documents or any event that would accelerate the payment of the Liabilities (as defined in the Trust Pledge Agreement) under the Trust Pledge Agreement shall have occurred and be continuing.

            11.3. REPRESENTATIONS AND WARRANTIES. As of the closing date, the representations and warranties in the Credit Agreement, in the Loan Documents and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement, the Loan Documents or the Trust Pledge Agreement.

     12.    GENERAL.

            12.1. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

            12.2. SUCCESSORS. This Amendment shall be binding upon the Debtor and the Secured Party and their respective successors and assigns, and shall inure to the benefit of the Debtor and the Secured Party and the successors and assigns of the Secured Party.

            12.3. CONFIRMATION OF THE TRUST PLEDGE AGREEMENT. The Trust Pledge Agreement, as amended hereby, remains in full force and effect and is hereby ratified and confirmed in all respects. By execution of this Amendment, the Debtor acknowledges and consents to the amendment and restatement of the Prior Credit Agreement into the Credit Agreement and agrees that all Liabilities under the Trust

                               Page 73 of 82 Pages

Pledge Agreement include all Obligations now existing and hereafter arising under the Credit Agreement and the other Loan Documents

            12.4. REFERENCES TO THE TRUST PLEDGE AGREEMENT. On the Effective Date, each reference in the Trust Pledge Agreement to "this Agreement", or "herein" and each reference in the Credit Agreement and the other Loan Documents to the "Trust Pledge Agreement" or like references shall be deemed to refer to the Trust Pledge Agreement, as amended hereby.

            12.5. COUNTERPARTS. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

                            (SIGNATURE PAGE FOLLOWS)

                               Page 74 of 82 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed at Chicago, Illinois as of the date first written above.

                                   WALLACE E. AND LELIA H. CARROLL TRUST U/A
                                   DATED MAY 1, 1958 FOR THE BENEFIT OF WALLACE
                                   E. CARROLL, JR.

                                   By:
                                       -----------------------------------------
                                        Wallace E. Carroll, Jr., as Co-Trustee

                                   By:
                                       -----------------------------------------
                                           Amelia M. Carroll, as Co-Trustee

                                   By:
                                       -----------------------------------------
                                           Philip E. Johnson, as Co-Trustee


                                   THE NORTHERN TRUST COMPANY

                                   By:
                                       -----------------------------------------

                                   Title
                                         ---------------------------------------

                               Page 75 of 82 Pages

                           Dated as of August 31, 2001

Wallace E. Carroll, Jr.
CRL, Inc.
Wallace E. and Lelia H. Carroll Trust U/A May 1, 1958
for the benefit of Wallace E. Carroll, Jr.
7505 Village Square Drive
Suite 200
Castle Rock, Colorado  80104
Attn:  Jonathan P. Johnson, President

Re:  Voting of Katy Industries Common Stock

Ladies and Gentlemen:

     It is our understanding that certain shareholders of Katy Industries, Inc., a Delaware corporation ("KATY"), including Wallace E. Carroll, Jr. ("CARROLL"), CRL, Inc., a Delaware corporation ("CRL") and Wallace E. Carroll, Jr., and Amelia M. Carroll, not individually but solely as trustees under Trust Agreement dated May 1, 1958, as amended from time to time and known as the Wallace E. and Lelia H. Carroll Trust for the benefit of Wallace E. Carroll, Jr. (the trustees in their capacities as trustees under said trust and said trust, each and collectively, referred to herein as the "Trust;" and, together with CRL, Carroll and the other shareholders, the "SHAREHOLDERS"), have entered into that certain Stock Voting Agreement with KKTY Holding Company, L.L.C., a Delaware limited liability company ("KKTY"), dated as of June 2, 2001 (the "EFFECTIVE DATE"), a fully executed copy of which is attached hereto (the "STOCK VOTING AGREEMENT"), pursuant to which the Shareholders have jointly and severally agreed to vote (or cause to be voted) 2,480,000 shares of common stock, $1 par value, of Katy ("COMMON STOCK") owned (whether of record or beneficially) by the Shareholders as of the Effective Date (the "SECURITIES") with respect to certain questions that may be put to the Shareholders, in each case, in accordance with the terms and conditions of the Stock Voting Agreement (the "VOTE").

     Also pursuant to the Stock Voting Agreement, each Shareholder has severally, and not jointly:

     1) appointed KKTY, and any designee of KKTY, each of them individually, such Shareholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote, to act by written consent or to request that the chairman or secretary of Katy call a special meeting of the stockholders, during the Closing Voting Period (as defined in the Stock Voting Agreement) with respect to such Shareholder's Securities in accordance with the Vote (the "PROXY");

     2) represented and warranted that any proxies previously given in respect of such Shareholder's Securities are not irrevocable, and that all such proxies have been or are revoked (the "REVOCATION"); and

     3) covenanted not to request that Katy register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Securities during the Closing Voting Period, unless such transfer is made in compliance with the Stock Voting Agreement (the "STOP TRANSFER").

                               Page 76 of 82 Pages

     Pursuant to that certain Pledge Agreement by and between CRL and The Northern Trust Company, an Illinois banking corporation ("NORTHERN TRUST"), dated as of December 31, 1995, as amended, restated, supplemented or otherwise modified from time to time (the "CRL PLEDGE AGREEMENT"), CRL has pledged certain shares of Common Stock to Northern Trust ("CRL PLEDGED SHARES") in order to secure CRL's obligations under that certain Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust, dated as of December 9, 1993, as amended, restated, supplemented or otherwise modified from time to time (the "CREDIT AGREEMENT"). In addition, pursuant to that certain Pledge Agreement by and between Carroll and Northern Trust dated as of February 28, 2001, as amended, restated, supplemented or otherwise modified from time to time (the "CARROLL PLEDGE AGREEMENT"), Carroll has pledged certain shares of Common Stock to Northern Trust (the "CARROLL PLEDGED SHARES") in order to secure Carroll's obligations under that certain Guaranty dated as of February 28, 2001 executed and delivered by Carroll to and in favor of Northern Trust, as amended, restated, supplemented or otherwise modified from time to time (the "GUARANTY"). Further, pursuant to that certain Pledge Agreement by and between the Trust and Northern Trust dated as of February 28, 2001, as amended, restated, supplemented or otherwise modified from time to time (the "TRUST PLEDGE AGREEMENT"), the Trust has pledged certain shares of Common Stock to Northern Trust (the "TRUST PLEDGED SHARES"; together with the CRL Pledged Shares and the Carroll Pledged Shares, the "PLEDGED SHARES") in order to secure obligations of CRL to Northern Trust under the Credit Agreement and to secure the Trust's obligations under the Trust Pledge Agreement.

     CRL, Carroll and the Trust hereby represent and warrant to Northern Trust that (i) the Recapitalization (as defined in the Stock Voting Agreement) has occurred and been consummated in accordance with the terms of the Recapitalization Agreement (as defined in the Stock Voting Agreement) and therefore the Proxy, the Revocation and the Stop Transfer are no longer in effect against the Shareholders and the Closing Voting Period has expired, and
(ii) the only remaining obligation under the Stock Voting Agreement is that of the Shareholders, during the Convertible Voting Period (as defined in the Stock Voting Agreement), to vote (or cause to be voted) the Securities in favor of the election of all directors nominated by Katy's Board of Directors then in office, including without limitation, each nominee for director designated by KKTY (such remaining obligation referred to herein as the "CONVERTIBLE VOTING PERIOD VOTE").

     Northern Trust has examined the Stock Voting Agreement and, notwithstanding any provisions to the contrary in the CRL Pledge Agreement, the Credit Agreement, the Carroll Pledge Agreement, the Guaranty, the Trust Pledge Agreement or any other agreement related thereto and delivered in connection therewith (collectively, the "LOAN AGREEMENTS"), effective as of the date hereof, hereby approves of and authorizes the Convertible Voting Period Vote, and hereby agrees to allow to be voted, in such manner as Carroll, CRL, the Trust or KKTY shall direct, in accordance with the provisions of the Stock Voting Agreement, so many of the shares of Common Stock as are subject to the Loan Agreements. Northern Trust further agrees to cooperate with Carroll, CRL, the Trust and the other Shareholders, at the expense of CRL, Carroll and the Trust in connection with their respective efforts to fulfill any other agreements and covenants set forth in the Stock Voting Agreement not inconsistent with the Loan Agreements and this Letter.

     CRL, Carroll and the Trust hereby represent and warrant that none of them, directly or indirectly, have received any consideration or remuneration in exchange for entering into the Stock Voting Agreement. This Letter and the consents herein shall terminate and be deemed withdrawn automatically upon the expiration of the Convertible Voting Period.

     Any failure to comply with the terms of the Stock Voting Agreement shall be deemed to constitute an immediate event of default or default for purposes of the Loan Agreements, without further action or notice by Northern Trust and Northern Trust may declare all obligations under the Loan Agreements immediately due and payable.

                               Page 77 of 82 Pages

     This Letter shall be binding upon the successors, assigns, heirs, executors and other legal representatives of the parties hereto. This Letter shall be governed by and construed in accordance with the internal laws of the State of Illinois.

     This Letter replaces and supercedes that certain letter agreement of Northern Trust regarding the Stock Voting Agreement, dated as of June 2, 2001, executed and delivered by Northern Trust and acknowledged and approved by CRL and Carroll (the "PRIOR LETTER"). The terms, conditions and obligations of each party to the Prior Letter shall terminate upon this letter being executed by all parties hereto and this Letter shall control as to the terms, conditions and obligations herein.

     Each reference in the CRL Pledge Agreement, the Carroll Pledge Agreement, the Trust Pledge Agreement and any other Loan Agreement to the "Letter Agreement" or like references shall be deemed to refer to this letter dated as of August 31, 2001.

                                      Sincerely,

                                      THE NORTHERN TRUST COMPANY,
                                      an Illinois banking corporation

                                      By:
                                          --------------------------------------

                                      Name:
                                            ------------------------------------

                                      Title:
                                             -----------------------------------

Acknowledged and Approved:

CRL, INC.,                                 WALLACE E. CARROLL, JR.
a Delaware corporation


By:
    ---------------------------------      ------------------------------------
Name:                                      Wallace E. Carroll, Jr.
      -------------------------------

Title:
       ------------------------------

WALLACE E. and LELIA H. CARROLL
TRUST U/A DATED MAY 1, 1958 FBO
WALLACE E. CARROLL, JR.

By:
    -----------------------------
Wallace E. Carroll, Jr. as Co-Trustee

                               Page 78 of 82 Pages

By:
    -------------------------------
Amelia M. Carroll, Jr. as Co-Trustee

By:
    -------------------------------
Philip E. Johnson, as Co-Trustee

                               Page 79 of 82 Pages

                                                                       EXHIBIT F

                       SCHEDULE 13D JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D originally dated January 15, 1992 (including amendments thereto) relating to the common stock of Katy Industries, Inc. (the "Schedule 13D").

          Furthermore, each of the undersigned severally represent that:

          (i) Each is eligible to use the schedule on which the information is filed; and

          (ii) Each is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Each of the undersigned do hereby make, constitute and appoint Jonathan P. Johnson and Wallace E. Carroll, Jr., individually, as their true and lawful attorneys-in-fact and do hereby authorize any one of them to file and execute any amendments to the Schedule 13D on their behalf.

          Each of the undersigned agree and acknowledge that this Agreement shall be filed as an Exhibit to the Schedule 13D.

          This Agreement may be executed in one or more counterparts by each of the undersigned, each of which, taken together, shall constitute but one and the same instrument.

Dated:    May 15, 2002

                                          WALLACE E. CARROLL TRUST
                                          U/A Dated July 1, 1957 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                          /s/ Wallace E. Carroll, Jr.
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                          /s/ Amelia M. Carroll
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                          /s/ Philip E. Johnson
                                          --------------------------------------
                                          Philip E. Johnson, Trustee

                                          WALLACE E. AND LELIA H. CARROLL TRUST
                                          U/A Dated May 1, 1958 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                          /s/ Wallace E. Carroll, Jr.
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                               Page 80 of 82 Pages

                                          /s/ Amelia M. Carroll
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                          /s/ Philip E. Johnson
                                          --------------------------------------
                                          Philip E. Johnson, Trustee

                                          WALLACE E. CARROLL TRUST
                                          U/A Dated January 20, 1961 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                          /s/ Wallace E. Carroll, Jr.
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                          /s/ Amelia M. Carroll
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                          /s/ Philip E. Johnson
                                          --------------------------------------
                                          Philip E. Johnson, Trustee

                                          LELIA H. CARROLL TRUST
                                          U/A Dated July 12, 1962 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                          /s/ Wallace E. Carroll, Jr.
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                          /s/ Amelia M. Carroll
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                          /s/ Philip E. Johnson
                                          --------------------------------------
                                          Philip E. Johnson, Trustee

                                          THE WALLACE FOUNDATION

                                          /s/ Wallace E. Carroll, Jr.
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                          /s/ Amelia M. Carroll
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                          SUBTRUSTS UNDER THE WALLACE E.
                                          CARROLL TRUST
                                          U/A Dated December 20, 1979 F/B/O the
                                          descendants of Wallace E. Carroll, Jr.

                                          /s/ Wallace E. Carroll, Jr.
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                          /s/ Amelia M. Carroll
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                          /s/ Philip E. Johnson
                                          --------------------------------------
                                          Philip E. Johnson, Trustee

                                          /s/ Wallace E. Carroll, Jr.
                                          --------------------------------------
                                          WALLACE E. CARROLL, JR.

                               Page 81 of 82 Pages

                                          /s/ Amelia M. Carroll
                                          --------------------------------------
                                          AMELIA M. CARROLL

                                          CRL, INC.

                                          /s/ Jonathan P. Johnson
                                          --------------------------------------
                                          Jonathan P. Johnson, President

                               Page 82 of 82 Pages